2025

ANNUAL REPORT



keytronic.com

CORPORATE OFFICE
4424 N SULLIVAN RD.
SPOKANE VALLEY, WA 99216
509-928-8000




2025 ANNUAL REPORT

We are committed to continually investing in and developing our people to create a culture of innovation that will benefit both the company and our customers, and differentiate us from our competitors. Our people are our most valuable asset.

DEAR SHAREHOLDERS

Fiscal 2025 was a year of uncertainty and transition. Fluctuations in tariff rates resulted in postponed launches for many of our new customer programs and had a considerable effect on our financial performance. Nevertheless, we introduced new production efficiencies and automation and rebalanced our manufacturing footprint by investing in a new US facility and new production equipment in Vietnam.

To provide our customers with better options to mitigate the burden of tariffs, we made important changes to our manufacturing footprint. In the US, we expanded our clean-tech, cutting-edge manufacturing operations in Arkansas. Our US-based production provides customers with outstanding flexibility, engineering support, and ease of communications. In Vietnam, we have ample space to double our capacity and added major production capability which will support manufacturing of a medical device during fiscal 2026. Our Vietnam-based production offers the high-quality, low-cost choice that was often associated with China in the past.

By the end of fiscal 2026, we expect approximately half of our manufacturing to take place in our US and Vietnam facilities. These initiatives reflect the longstanding trends to nearshore and move more of their production away from China, as well as de-risk the potential adverse impact of tariff increases and geo-political tensions.

While our Mexico facility continues to offer a unique solution for tariff mitigation under the existing USMCA agreement, we see sustained cost increases in Mexico. In order to stay cost competitive, we streamlined our Mexican operations and invested in automation. During fiscal 2025, we reduced our headcount by approximately 600 employees mostly in our Mexico facility. Our improved cost structure in Mexico is anticipated to lead to new programs and growth.

During the year, we also continued to win new programs in: manufacturing equipment, vehicle lighting, aerospace systems, energy resiliency, telecommunications, pest control, energy storage, medical technology, temperature-controlled shipping, personal protection equipment, air purification, automotive, utilities inspection and data processing equipment. Despite many uncertainties and disruptions in global markets, these wins underscore the continued trend towards tariff mitigation and near-shoring contract manufacturing.

We move into fiscal 2026 with a strong pipeline of new business and significant improvements to our operating efficiencies. We remain optimistic that our cost reductions over the past two years will make us even more competitive. We are also very encouraged by our increasing cash flow generated from operations during fiscal 2025, our enhanced global manufacturing footprint, and the innovations from our design engineering. All these initiatives have increased our potential for profitable growth over the long term.

In closing, I want to emphasize that the execution of our strategy was made possible not only by our investments in plants and equipment, but even more so because of the skills, local knowledge and talents of our people. I want to thank our exceptional employees for their dedication and hard work during this past year.

Sincerely,

Brett Larsen

Brett Larsen
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED JUNE 28, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE PERIOD FROM   TO

Commission File Number 0-11559

KEY TRONIC CORPORATION

(Exact name of registrant as specified in its charter)

Washington	**91-0849125**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

4424 North Sullivan Road Spokane Valley, Washington	**99216**
(Address of principal executive offices)	(Zip Code)

(509) 928-8000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, no par value	KTCC	The NASDAQ Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

As of December 28, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $41.3 million based on the closing price as reported on the NASDAQ.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 10,773,774 shares of common stock were outstanding as of September 8, 2025.

_____

Documents Incorporated by Reference:

Certain information is incorporated into Part III of this report by reference to the Proxy Statement for the registrant's 2025 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

KEY TRONIC CORPORATION
2025 FORM 10-K
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

References in this report to "the Company," "Key Tronic," "we," "our," or "us" mean Key Tronic Corporation together with its subsidiaries, except where the context otherwise requires.

This Annual Report on Form 10-K contains forward-looking statements in addition to historical information. Forward-looking statements include, but are not limited to those including such words as aims, anticipates, believes, continues, could, estimates, expects, hopes, intends, plans, predicts, projects, targets, or will, similar verbs, or nouns corresponding to such verbs, which may be forward looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Risks and uncertainties that might cause such differences include, but are not limited to those outlined in "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaims any obligation to do so. Readers should carefully review the risk factors described in periodic reports the Company files from time to time with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.


PART I


Item 1.   BUSINESS

Background

Key Tronic Corporation was organized in 1969, as a Washington corporation that locally manufactured computer keyboards. The ability to design, build and deliver a quality product led us to become a leading independent manufacturer of keyboards for computers in the United States. Our fully integrated design, tooling, and automated manufacturing capabilities enabled us to rapidly respond to customers' needs for keyboards in production quantities worldwide. We supported our sales growth through the development and purchase of international manufacturing facilities. As the computer keyboard market matured with increasing competition from other international providers, we determined that our business could no longer solely rely on keyboard sales.

After assessing market conditions and our strengths and capabilities, we shifted our focus from keyboard manufacturing to contract manufacturing for a wide range of products. Our unique strategic attributes are based on our core strengths of innovative design and engineering expertise in electronics, mechanical engineering, sheet metal fabrication and stamping, and precision plastics combined with high-quality, low cost production, and assembly on an international basis while providing exceptional customer service. These strengths have made our company a strong competitor in the contract manufacturing market.

Our Industry and Strategy

The expansion of the contract manufacturing industry and our acquisitions have allowed us to continue to expand our customer base and the industries that we serve. The increase in new programs represents a growing portion of our revenue and a promising foundation for our future. In keeping with our long-term strategic objectives, we have been successfully building a more diversified customer portfolio, spanning a wider range of industries. We currently offer our customers the following services: integrated electronic and mechanical engineering, precision plastic molding, sheet metal fabrication, printed circuit board (PCB) and complete product assembly, component selection, sourcing and procurement, worldwide logistics, and new product testing and production all at competitive pricing due to our global footprint. We differentiate ourselves from others our size and larger in the contract manufacturing industry by providing vertical integration, a flexible and responsive approach to our customer's changing supply demand, and complete design engineering support.

We believe that we are well positioned in the contract manufacturing industry to continue the expansion of our customer base and achieve long-term growth. Our unique blend of multinational facilities, vertical integration, centralized management, and core strengths continue to support our growth and our customers' needs. We continue to focus on controlling operating expenses and leveraging the synergistic capabilities of our world-class facilities in the United States, Mexico, China, and Vietnam. This international production capability provides our customers with the benefits of improved supply-chain management, reduced inventory, lower labor costs, lower transportation costs, and reduced product fulfillment time. We are also planning to significantly increase production capacity in our Arkansas and Vietnam facilities in order to continue to benefit from the growing customer demand for rebalancing their contract manufacturing. We believe these initiatives should help mitigate the adverse impact and uncertainties surrounding the recently announced tariffs on goods manufactured in China and Mexico. Given our competitive advantages and the growing pressure for new potential customers to move forward with their outsourcing strategies, we feel that we are strongly positioned to win new business in coming periods and grow our revenue and profits.

The contract manufacturing industry is intensely competitive. We have less than 1% of the potential global market and our revenue can fluctuate significantly due to reliance on a concentrated base of customers. We are planning for new customer growth in the coming quarters by seeking to secure new programs with new and existing customers, increase our worldwide manufacturing capacity, leverage further our design engineering capabilities and continue to improve our manufacturing and procurement processes and capabilities. Ongoing challenges that we face include but are not limited to the following: continuing to win programs from new and existing customers, balancing capital employed, production capacity and key personnel in support of new customer programs, improving operating efficiencies, controlling costs while developing competitive pricing strategies, and successfully transitioning new program wins to full production with minimal delays.

Customers and Marketing

We provide a mix of manufacturing services for outsourced Original Equipment Manufacturing (OEM) products. We provide the following services: product design, surface mount technologies (SMT) and pin through hole capability for printed circuit board assembly, tool making, precision plastic molding, sheet metal fabrication and painting, liquid injection molding, complex assembly, prototype design and full product assembly.

Sales of the majority of our products have not historically been seasonal in nature, but may be seasonal in the future if there are changes in the types of products manufactured. Sales can, however, fluctuate significantly between quarters from changes in customers and customer demand due to the concentration of sales generated by our largest customers.

For the fiscal years 2025 and 2024 the five largest customers in each year accounted for 48 percent, and 34 percent of combined total net sales, respectively. We aim to diversify our customer base by adding additional programs and customers. We expect net sales to our five largest customers as a percentage of total net sales to approximate current levels going forward.

The following table summarizes the customers that represented 10 percent or more of total net sales during the last two fiscal years:

	Percentage of Net Sales by Fiscal Year	
	2025	**2024**
Customer A	25%	20%

There can be no assurance that the Company's principal customers will continue to purchase products from the Company at current levels. Moreover, the Company typically does not enter into long-term volume purchase contracts with its customers, and the Company's customers have certain rights to extend or delay the shipment of their orders. The loss of one or more of the Company's major customers, or the reduction, delay or cancellation of orders from such customers, could materially and adversely affect the Company's business, operating results and financial condition.

We market our products and services primarily through our direct sales department which is comprised of strategically located field sales people and distributors. We also maintain relationships with several independent sales organizations to assist in marketing our product lines.

Manufacturing

We have continually made investments in developing and expanding a capital equipment base to achieve vertical integration and efficiencies in our manufacturing processes. We have invested significant capital into SMT for volume manufacturing of complex printed circuit board assemblies and in our metal shop providing precision metal stamping, fabricating, and finishing. We also design and develop tooling for injection molding and sheet metal fabrication and manufacture the majority of plastic and sheet metal parts used in the products we manufacture. Additionally, we have equipment to maintain a controlled clean environment for manufacturing processes that require a high level of precise control.

We use a variety of manual and automated assembly processes in our facilities, depending upon product complexity and degree of customization. Some examples of automated processes include component insertion, SMT, selective soldering, flexible robotic assembly, computerized vision system quality inspection, laser turrets, automated switch and key top installation, robotic welding, automated powder coat application, and automated functional testing.

Our engineering expertise and automated manufacturing processes enable us to work closely with our customers during the design and prototype stages of production and to jointly increase productivity and reduce response time to the marketplace. We use computer-aided design techniques and software to assist in preparation of the tool design layout and component placement, to reduce tooling and production costs, improve component and product quality, and enhance turnaround time during product development.

We purchase materials and components for our products from many different suppliers, including both domestic and international sources. We develop close working relationships with our suppliers, many of whom have been supplying products to us for several years.

Research, Development, and Engineering

As part of our long-term strategy, we are committed to supporting our customers by providing research, development, and engineering services. We have seen an increase in the success of providing design support on existing and potential customers in differentiating ourselves. We believe these services allow us to facilitate in optimizing new product designs, and the production processes of our customers' programs.

Research, development, and engineering (RD&E) expenses consist principally of employee related costs, third party development costs, program materials costs, depreciation, and allocated information technology and facilities costs.

Competition

The market for the products and services we provide is highly competitive. There are numerous competitors in the contract manufacturing industry, many of which have substantially more resources and are more geographically diverse than we are. Some of our competitors have similar international production capabilities, large financial resources and some have substantially greater manufacturing, research and development, and marketing resources. There is also competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing their products internally versus the advantages of outsourcing. We believe that we can currently compete favorably in these areas primarily on the basis of our international footprint, responsiveness, creativity, vertical production capability, quality, and cost.

Trademarks

Our name and logo are federally registered trademarks, and we believe they are valuable assets of our business.

Employees

We consider our employees to be our primary strength and we make considerable efforts to maintain a well-qualified workforce. Our employee benefits include bonus programs involving periodic payments to all employees based on meeting quarterly or fiscal year performance targets. We regularly provide transportation, medical services, and meals to all of our employees in foreign locations. The Company also has defined contribution plans available to U.S. employees who have attained age 21 and provide group health, life, and disability insurance plans. We also maintain share-based compensation plans and other long-term incentive plans for certain employees and outside directors.

As of June 28, 2025, we had 3,539 full-time employees compared to 4,122 on June 29, 2024. This headcount reduction is related to active efforts to streamline our operations, optimize our cost structure, and become more cost competitive in new quote opportunities. Since we can have significant fluctuations in product demand, we seek to maintain flexibility in our workforce by utilizing skilled temporary labor in some of our manufacturing facilities in addition to full-time employees.

Backlog

On June 28, 2025, our order backlog was valued at approximately $159.1 million, compared to approximately $249.6 million on June 29, 2024. The amount of backlog is not necessarily indicative of future sales but can be indicative of trends in expected future sales revenue. Due to the relationships with our customers, we will occasionally allow orders to be canceled or rescheduled and as a result it is not a meaningful indicator of future financial results. If there are canceled or rescheduled orders, we typically negotiate fees to cover the costs we have incurred. Order backlog consists of purchase orders received for products expected to be shipped approximately within the next twelve months, although shipment dates are subject to change due to design modifications, customer forecast changes, or other customer requirements.

Foreign Markets

Information concerning net sales and long-lived assets (property, plant, and equipment) by geographic areas is set forth in Note 11 - "Segment Information and Enterprise-Wide Disclosures" of the "Notes to Consolidated Financial Statements" of this Annual Report on Form 10-K and that information is incorporated herein by reference.

Governmental Regulation

Our operations are subject to certain foreign, federal, state and local regulations relating to, among others, environmental, waste management, labor and health and safety matters. We have implemented processes and procedures to help ensure that our operations are in substantial compliance with all applicable regulations. However, material costs and liabilities may arise from these requirements or from new or modified requirements, which could have a material adverse effect on our business and results of operations.

Information about Our Executive Officers

The table below sets forth the name, current age, and current position of our executive officers and other significant employees:

Name	Age	Positions Held
Executive Officers		
Brett R. Larsen	52	President and Chief Executive Officer
Anthony G. Voorhees	51	Executive Vice President of Administration, Chief Financial Officer, and Treasurer
Philip S. Hochberg	63	Executive Vice President of Customer Relations and Integration
Duane D. Mackleit	57	Executive Vice President of Operations
David H. Knaggs	44	Executive Vice President of Quality, Regulatory Affairs, and Information Systems
Chad T. Orebaugh	54	Executive Vice President of Engineering
Mark Courtney	59	Vice President of Supply Chain

Executive Officers

BRETT R. LARSEN – President and Chief Executive Officer

Mr. Larsen, age 52, has served as President and Chief Executive Officer since July 2024. Previously he was the Executive Vice President of Administration, Chief Financial Officer, and Treasurer from July 2015 through June 2024. He was Vice President of Finance and Controller from February 2010 to July 2015. He was Chief Financial Officer of FLSmidth Spokane, Inc. from December 2008 to February 2010. From October 2005 through November 2008, Mr. Larsen served as Controller of Key Tronic Corporation. From May 2004 to October 2005, Mr. Larsen served as Manager of Financial Reporting of Key Tronic Corporation. From 2002 to May 2004, Mr. Larsen was an audit manager for the public accounting firm BDO USA, LLP. He also held various auditing and supervisory positions with Grant Thornton LLP from 1997 to 2002. Mr. Larsen has a Bachelor of Science degree in Accounting and a Masters degree in Accounting from Brigham Young University and is a Certified Public Accountant.

ANTHONY G. VOORHEES - Executive Vice President of Administration, Chief Financial Officer, and Treasurer

Mr. Voorhees, age 51, has served as Executive Vice President of Administration, Chief Financial Officer, and Treasurer since July 2024. Previously, he was Vice President of Finance and Controller from November 2021 to June 2024, Senior Manager of Corporate Finance from July 2015, and Manager of Financial Reporting since April 2010. Prior to joining Key Tronic, Mr. Voorhees worked at Coldwater Creek from August 2007 to March 2010 as a Senior Financial Reporting Accountant. Prior to that, he worked at Moss Adams, LLP as a Senior Assurance Associate from November 2004 to August 2007. Between September 2001 and August 2004, Mr. Voorhees held senior level accounting positions at Boise State University and Idaho State Department of Agriculture. Mr. Voorhees has a bachelor degree in Accounting from the University of Idaho and is a Certified Public Accountant.

PHILIP S. HOCHBERG – Executive Vice President of Customer Relations and Integration

Mr. Hochberg, age 63, has been Executive Vice President of Customer Relations and Integration since July 2012. Prior to this, Mr. Hochberg served as Vice President of Business Development from October 2009 through June 2012. He was Director of Business Development and Program Management from July 2008 to October 2009. Mr. Hochberg served as Director of Business Development from October 2004 to July 2008 and as Director of EMS Sales and Marketing from July 2000 to October 2004. Prior to joining Key Tronic, Mr. Hochberg worked for Quinton Instrument Company as their Director of Marketing and Product Management from 1992 to 2000. From 1988 to 1992, he was employed by SpaceLabs Medical as their Business Development Marketing Manager. Mr. Hochberg has an MBA from the University of British Columbia, a BA in Psychology, with a minor in Business from Washington University in St. Louis.

DUANE D. MACKLEIT – Executive Vice President of Operations

Mr. Mackleit, age 57, has been Executive Vice President of Operations since December 2019. Prior to this, Mr. Mackleit served as Vice President of Program Management since July 2012. He served as Director of Program Management from July 2008 through June 2012. From May 2006 to July 2008 he served as Principal Program Manager. Prior to that, he served as Program Manager from March 2002 to May 2006 and Associate Program Manager from August 2000 to March 2002. Mr. Mackleit has also held several other positions with Key Tronic Corporation. Mr. Mackleit has an AA in Business from Spokane Falls Community College and a BA in Business/Marketing from Eastern Washington University. He also holds a MBA from Gonzaga University.

DAVID H. KNAGGS – Executive Vice President of Quality, Regulatory Affairs, and Information Systems

Mr. Knaggs, age 44, has been Executive Vice President of Quality, Regulatory Affairs, and Information Systems since May 2021. Previously, he was Vice President of Quality and Regulatory Affairs from November 2017 to May 2021. He was Vice President of Quality since October 2016. Before joining Key Tronic, Mr. Knaggs worked at Telect, Inc. from 2008 to 2016 as their Director of Engineering. Prior to that, he worked at Isothermal Systems Research as Lead Systems Engineer from 2003 to 2008. He has a Bachelor of Science degree in Mechanical Engineering with a minor in mathematics from the University of Washington.

CHAD T. OREBAUGH – Executive Vice President of Engineering

Mr. Orebaugh, age 54, has been Executive Vice President of Engineering since September 2021. Previously he served as Vice President of Engineering since April 2017. Prior to this, Mr. Orebaugh served as Director of Engineering since May 2013. From April 2010 to May 2013, he served as Manager of Engineering. From January 2000 to April 2010 he served as Lead Mechanical Engineer. Prior to that, he served as Mechanical Engineer from October 1998 to January 2000 and Associate Mechanical Engineer since October 1997. Mr. Orebaugh holds a BA in Mechanical Engineering from Gonzaga University.

MARK COURTNEY – Vice President of Supply Chain

Mark Courtney, age 59, has been Vice President of Supply Chain of the company since August 2019. Previously, he served as Purchasing Manager and Director of North American Purchasing from September 2015 to August 2019, and as Supply Chain Manager, ERP and Business Operations Manager for Amphenol Telect from August 2007 to September 2015. From March 2006 to August 2007, he served as Senior Buyer/Planner for Honeywell Specialty Materials and from June 2005 to March 2006 as Purchasing Manager for MRV Communications. From May 2000 to June 2005, he served as a Field and Inside Sales Associate for Arrow Electronics and from October 1991 to May 2000 held various positions at Alesis.

Available Information

Our principal executive offices are located at 4424 North Sullivan Road, Spokane Valley, Washington 99216, and our telephone number is (509) 928-8000. Our website is located at http://www.keytronic.com where filings of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q or current reports on Form 8-K are available free of charge after they have been filed with the Securities and Exchange Commission. The information presented on our website currently and in the future is not considered to be part of this document or any document incorporated by reference in this document.

In addition, the SEC maintains an Internet site (at *www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A.   RISK FACTORS
There are risks and uncertainties that could affect our business. These risks and uncertainties include but are not limited to, the risk factors described below, in Item 7A: "Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this Annual Report on Form 10-K.

RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS

The following risks and uncertainties could affect our actual results and could cause results to differ materially from past results or those contemplated by our forward-looking statements. When used herein, the words "expects," "believes," "anticipates" and other similar expressions are intended to identify forward-looking statements.

RISKS RELATED TO OUR BUSINESS AND STRATEGY

Our operations may be subject to certain risks.

We manufacture product in facilities located in Mexico, China, Vietnam and the United States. These operations may be subject to a number of risks, including:

- difficulties in staffing, turnover, and managing onshore and offshore operations;

- political and economic instability (including acts of terrorism, pandemics, civil unrest, forms of violence and outbreaks of war), which could impact our ability to ship, manufacture, and/or receive product;

- impact of tariffs assessed or threatened on countries in which we may manufacture product or from which we may buy components;

- unexpected changes in regulatory requirements and laws, including those related to climate change;

- longer customer payment cycles and difficulty collecting accounts receivable;

- cash liquidity, the ability to acquire new debt capacity, and capital constraints;

- export duties, import controls and trade barriers (including quotas);

- governmental restrictions on the transfer of funds;

- burdens of complying with a wide variety of foreign laws and labor practices; subject to trade wars and tariffs;

- our locations are subject to physical and operational risks from natural disasters, severe weather events, and climate change

- our locations may also be impacted by future temporary closures and labor constraints as a result of local mandates for medical, climate, and unforeseen emergencies; and

- our locations may be impacted by future temporary closure related to cyberattacks.

Our operations in certain foreign locations receive favorable income tax treatment in the form of tax credits or other incentives. In the event that such tax incentives are not extended, are repealed, or we no longer qualify for such programs, our taxes may increase, which would reduce our net income.

Additionally, certain foreign jurisdictions restrict the amount of cash that can be transferred to the U.S. or impose taxes and penalties on such transfers of cash. To the extent we have excess cash in foreign locations that could be used in, or is needed by, our operations in the United States, we may incur significant penalties and/or taxes to repatriate these funds.

We may experience fluctuations in quarterly results of operations.

Our quarterly operating results have varied in the past and may vary in the future due to a variety of factors, including adverse changes in the U.S. and global macroeconomic environment, volatility in overall demand for our customers' products, success of customers' programs, timing of new programs, new product introductions or technological advances by us, our customers and our competitors, and changes in pricing policies by us, our customers, our suppliers, and our competitors. Our customer base is diverse in the markets they serve, however, decreases in demand, particularly from customers in certain industries, have affected our results and could affect future quarterly results. Additionally, our customers could be adversely impacted by illiquidity in the credit markets which could directly impact our operating results.

Component procurement, production schedules, personnel and other resource requirements are based on estimates of customer requirements. Occasionally, our customers may request accelerated production that can stress resources and reduce operating margins. Conversely, our customers may abruptly lower, cancel, or delay production or new production launch which may lead to a sudden, unexpected increase in inventory or accounts receivable for which we may not be reimbursed even when under contract with customers. In addition, because many of our operating expenses are relatively fixed, a reduction in customer demand can harm our gross profit and operating results. The products which we manufacture for our customers have relatively short product lifecycles. Therefore, our business, operating results and financial condition are dependent in a significant way on our ability to obtain orders from new customers and new product programs from existing customers.

Operating results can also fluctuate if changes are made to significant estimates and assumptions. Significant estimates and assumptions include the allowance for credit losses, provision for inactive, obsolete, and surplus inventory, stock-based compensation, the valuation allowance on deferred tax assets, impairment of long-lived assets, long-term incentive compensation accrual, the provision for warranty costs, and the impact of hedging activities.

During the COVID-19 pandemic, we saw extreme shifts in demand from our customer base. The possibility of future temporary closures and labor constraints, as well as the inability to predict customer demand, costs, and future supply chain disruptions during pandemics or otherwise can materially impact operating results.

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

Adverse economic conditions and uncertainty in the global economy such as unstable global financial and credit markets, changing trade policies, inflation, and recession can negatively impact our business. Unfavorable economic conditions could affect the demand for our customers' products by triggering a reduction or delaying orders as well as a decline in forecasts which could adversely affect our sales in future periods. Additionally, the financial strength of our customers and suppliers and their ability to obtain and rely on credit financing may affect their ability to fulfill their obligations to us and have an adverse effect on our financial results.

Adverse macroeconomic conditions have and may continue to affect our business. The conditions affect the Company's ability to predict and plan for future supply chain disruptions and fluctuations in customer demand and costs. Inflation has also risen globally to historically high levels. Continuing high levels of inflation have increased the costs of labor and other expenses, and may continue to increase. We may not be able to increase our product prices enough to offset these increased costs. In addition, any increase in our product prices may reduce our future customer orders and profitability. Inflation may further exacerbate other risk factors discussed in this Annual Report on Form 10-K, including disruptions to international operations.

Current and future U.S. trade policy could adversely affect our business and results of operations.

Although we maintain significant manufacturing capacity in the U.S., the majority of our manufacturing operations are currently located outside the U.S (in countries such as Vietnam, China, and Mexico). We also source certain components and materials for our products from various countries. The U.S. has imposed tariffs impacting certain components and products imported from these countries by us into the U.S. These tariffs apply to both components imported into the U.S. from these countries for use in the manufacture of products at our U.S. plants and to certain of our customers' products that we manufacture for them in these countries and that are then imported into the U.S.

Changes in tariffs and other trade policies can be announced with little or no advance notice. The recent broad increase in tariffs on imported products and components from certain countries, including higher tariff levels on those imported from China and Mexico have resulted, and are expected to further result, in retaliatory measures on U.S. goods by those countries and others. If maintained, these tariffs, and the potential escalation of trade disputes, could pose a risk to our business that could affect our revenue and cost of sourcing materials. We are currently shielded from Mexico related tariffs under the United States-Mexico-Canada Agreement, but there is no assurance that this agreement will not be amended or cancelled in the future. Actions we take to adapt to new tariffs or trade restrictions may increase our costs or may cause us to modify our operations, and could drive up our prices to customers. Any decision by a large number of our customers to cease using our manufacturing services due to the application of tariffs could materially reduce our revenue and net income. In addition, tariffs or other trade restrictions have caused, and may continue to cause, adverse changes and uncertainty in U.S. and global financial and economic conditions, which adversely impacts the demand for our products.

The majority of our sales come from a small number of customers, and a decline in sales to any of these customers could adversely affect our business.

At present, our customer base is concentrated and could become more or less concentrated. There can be no assurance that our principal customers will continue to purchase products from us at current levels. Moreover, we typically do not enter into long-term volume purchase contracts with our customers, and our customers have certain rights to extend or delay the shipment of their orders. We, however, typically require that our customers contractually agree to buy back inventory purchased within specified lead times to build their products if not used.

The loss of one or more of our principal customers, or the reduction, delay or cancellation of orders from such customers, due to economic conditions or other forces, could materially and adversely affect our business, operating results and financial condition. The contraction in demand from certain industries could impact our customer orders and have a negative impact on our operations over the foreseeable future.

Our inability to enforce contracts with, or the bankruptcy or insolvency of, any of our principal customers could adversely affect our business.

We rely on timely and regular payments from our customers, and the inability or failure of our principal customers to meet their obligations to us or their bankruptcy, insolvency or liquidation may adversely affect our business, financial condition and results of operations. Financial difficulties experienced by one or more of our customers could negatively affect our business by decreasing demand from such customers and through the potential inability of these companies to make full payment on amounts owed to us. Customer bankruptcies also entail the risk of potential recovery by the bankruptcy estate of amounts previously paid to us that are deemed a preference under bankruptcy laws. There can be no assurance that customers will not declare bankruptcy or suffer financial distress, in which case our future revenues, net income and cash flow could be reduced.

In addition, we structure our agreements with customers to mitigate our risks related to obsolete, aged, or unsold inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers become unable or unwilling to purchase such inventory, our business may be materially harmed.

We depend on a limited number of suppliers for certain components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and result in a significant change in our results of operations.

We are dependent on many suppliers, including sole source suppliers, to provide key components and raw materials used in manufacturing customers' products. We have seen supply shortages in certain electronic components. In addition, our suppliers' facilities may also experience closures or limited production due to macroeconomic conditions, natural disasters or other reasons, which may cause a shortage of components. This can result in longer lead times and the inability to meet our customers' requests for flexible production and extended shipment dates. If demand for components outpaces supply, capacity delays could affect future operations. Delays in deliveries from suppliers or the inability to obtain sufficient quantities of components and raw materials have and may continue to cause delays or reductions in shipment of products to our customers which could adversely affect our operating results and damage customer relationships.

We operate in a highly competitive industry; if we are not able to compete effectively in the contract manufacturing industry, our business could be adversely affected.

Competitors may offer customers lower prices on certain high volume programs. This could result in price reductions, reduced margins and loss of market share, all of which would materially and adversely affect our business, operating results, and financial condition. If we were unable to provide comparable or better manufacturing services at a lower cost than our competitors, it could cause sales to decline. In addition, competitors can copy our non-proprietary designs and processes after we have invested in development of products for customers, thereby enabling such competitors to offer lower prices on such products due to savings in development costs.

Fluctuations in foreign currency exchange rates have increased and could continue to increase our operating costs.

We have manufacturing operations located in Mexico, China, and Vietnam. A significant portion of our operations are denominated in the Mexican Peso, the Chinese currency, the renminbi ("RMB"), and the Vietnamese dong. Currency exchange rates fluctuate daily as a result of a number of factors, including changes in a country's political and economic policies. Volatility in the currencies of our entities and the United States dollar, as well as inflationary costs, could seriously harm our business, operating results and financial condition. The primary impact of currency exchange fluctuations is on the cash, receivables, payables and expenses of our operating entities. As part of our hedging strategy, we currently use Mexican Peso forward contracts to hedge future foreign currency fluctuations for a portion of our Mexican Peso denominated expenses. We currently do not hedge expenses denominated in RMB and have occasionally also been unable to hedge expenses denominated in Mexican Peso. Losses have occurred from increases in the value of these currencies relative to the United States dollar and further losses could occur, which could be material to our business, financial results or operations.

Global economic and political events or significant currency exchange fluctuations, can occur, and cause further unexpected losses. Future headcount reductions or decrease in manufacturing capacity in Mexico could also cause significant changes in our ability to qualify for hedge accounting treatment of our forward contracts to hedge foreign currency fluctuations.

Our success will continue to depend to a significant extent on our key personnel and our ability to execute our management succession plans.

Our future success depends in large part on the continued service of our key technical, marketing and management personnel and on our ability to continue to attract and retain qualified production employees. There can be no assurance that we will be successful in attracting and retaining such personnel, particularly in our manufacturing locales that may be experiencing high demand for similar key personnel. The loss of key employees could have a material adverse effect on our business, operating results and financial condition.

In addition, we must successfully manage transition issues that may result from the departure or retirement of members of our leadership team. For example, our former Chief Executive Officer retired at the end of fiscal year 2024 and was succeeded by our former Chief Financial Officer. Any significant leadership change or senior management transition involves inherent risks and failure to ensure a smooth transition could hinder our strategic planning, business execution, and future performance. We cannot provide assurances that any changes of management personnel will not cause disruption to operations or customer relationships or a decline in our operating results.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results and such costs may not be recoverable if such new programs or transferred programs are canceled or don't meet expected sales volumes.

Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to obtain required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the ramping stages of new programs. These factors also affect our ability to efficiently use labor and equipment. We continuously manage a number of new programs. Consequently, our exposure to these factors is consistently elevated. In addition, if any of these new programs or new customer relationships were terminated, our operating results could be harmed, particularly in the short term. We may not be able to recoup these start-up costs or replace anticipated new program revenues.

Customers may change production timing and demand schedules which makes it difficult for us to schedule production and capital expenditures and to maximize the efficiency of our manufacturing capacity.

Changes in demand for customer products reduce our ability to accurately estimate the future requirements of our customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. We must determine the levels of business that we will seek and accept from customers, set production schedules, commit to procuring inventory, and allocate personnel and resources, based on our estimates of our customers' requirements. Customers can require sudden increases and decreases in production which can put added stress on resources and reduce margins. Sudden decreases in production can lead to excess inventory on hand which may or may not be reimbursed by our customers even when under contract.

Continued growth could further lead to capacity constraints. We may need to transfer production to other facilities, acquire new facilities, or outsource production which could negatively impact gross margin.

Compliance or the failure to comply with current and future environmental and health laws or regulations could cause us significant expense.

We are subject to a variety of domestic and foreign environmental regulations relating to the use, storage, and disposal of materials used in our manufacturing processes. In addition, increasing governmental focus on climate change may result in new environmental regulations that may negatively affect us, our vendors or our customers. As a result, we may incur additional costs or obligations in complying with any new environmental and reporting requirements, as well as increased indirect costs resulting from our vendors or suppliers that get passed on to us.

If we fail to comply with any present or future regulations, we could be subject to future liabilities or the suspension of current manufacturing operations. In addition, such regulations could restrict our ability to expand our operations or could require us to acquire costly equipment, substitute materials, or incur other significant expenses to comply with government regulations.

If our manufacturing processes and services do not comply with applicable statutory and regulatory requirements, or if we manufacture products containing design or manufacturing defects, demand for our services may decline and we may be subject to liability claims.

We manufacture and design products to our customers' specifications, and, in some cases, our manufacturing processes and facilities may need to comply with applicable statutory and regulatory requirements. For example, medical devices that we manufacture or design, as well as the facilities and manufacturing processes that we use to produce them, are regulated by the Food and Drug Administration and non-U.S. counterparts of this agency. In addition, our customers' products and the manufacturing processes that we use to produce them often are highly complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements. Defects in the products we manufacture or design, whether caused by a design, manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers or reduced or canceled customer orders. If these defects or deficiencies are significant, our business reputation may also be damaged. The failure of the products that we manufacture or our manufacturing processes and facilities to comply with applicable statutory and regulatory requirements may subject us to legal fines or penalties and, in some cases, require us to shut down or incur considerable expense to correct a manufacturing process or facility. Our customers are required to indemnify us against liability associated with designing products to meet their specifications. However, if our customers are responsible for the defects, they may not, or may not have resources to, assume responsibility for any costs or liabilities arising from these defects, which could expose us to additional liability claims.

If we do not manage our growth effectively, our profitability could decline.

When our business or manufacturing capacity is experiencing growth, such as the expansion currently occurring in our Arkansas and Vietnam facilities, such growth can place considerable additional demands upon our management team and our operational, financial and management information systems. Our ability to manage growth effectively requires us to continue to implement and improve these systems; avoid cost overruns; maintain customer, supplier and other favorable business relationships during possible transition periods; continue to develop the management skills of our managers and supervisors; and continue to train, motivate and manage our employees. Our failure to effectively manage growth could have a material adverse effect on our results of operations.

Energy price increases may negatively impact our results of operations.

Certain components that we use in our manufacturing process are petroleum-based. In addition, we, along with our suppliers and customers, rely on various energy sources in our transportation activities. While significant uncertainty currently exists about the future levels of energy prices, a significant increase, such as the increased fuel prices experienced in fiscal year 2022, is possible. Increased energy prices could cause an increase to our raw material costs and transportation costs. In addition, increased transportation costs related to certain suppliers and customers could be passed along to us. We may not be able to increase our product prices enough to offset these increased costs. In addition, any increase in our product prices may reduce our future customer orders and profitability.

TECHNOLOGY RISKS

Our operations are subject to cyberattacks that have had and could have a material adverse effect on our business.

We are increasingly dependent on digital technologies and services to conduct our operations. We use these technologies for internal purposes, including data storage, processing and transmissions, as well as in our interactions with vendors and customers. Digital technologies and services are subject to the risk of cybersecurity incidents and some incidents can remain undetected for a period of time.

We routinely monitor our systems for cyber threats and believe we have sufficient processes in place to detect and remediate vulnerabilities. Nevertheless, we have experienced attempted security breaches, such as phishing emails and other targeted attacks. For example, as previously disclosed in our Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 10, 2024, as amended, we became aware of unauthorized access to our IT systems that resulted in a material impact on our financial condition and results of operations during the fourth quarter of fiscal year 2024 ending on June 29, 2024 (the "Previously Disclosed Cyber Incident"). We expect that our operations will continue to be subject to cyber threats, and any future cybersecurity incident could significantly disrupt our operations.

The threat actor in the Previously Disclosed Cyber Incident exfiltrated certain personally identifiable information, and future cybersecurity incidents could also result in the misappropriation of proprietary or confidential information of the Company or that of its customers, employees, vendors or suppliers. We have incurred and expect to continue to incur costs to mitigate against the Previously Disclosed Cyber Incident and other cybersecurity incidents as threats are expected to continue to become more persistent and sophisticated. If our systems for protecting against cybersecurity incidents, including the Previously Disclosed Cyber Incident, prove not to be sufficient, we could be adversely affected by, among other things, loss of or damage to intellectual property, proprietary or confidential information, or employee, vendor or customer data; interruption of our business operations; and increased costs to prevent, respond to or mitigate cybersecurity incidents. In addition, our investigation of the Previously Disclosed Cyber Incident is ongoing, and we may discover other impacts or new events related to this incident that could affect the Company, including our business, financial condition or results of operations. Any of these risks could harm our reputation and our relationships with employees, vendors and customers and may result in claims or enforcement actions and investigations against us.

Disruptions to our information systems, including losses of data or outages, could adversely affect our operations.

We rely on information technology networks and systems to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including worldwide financial reporting, inventory management, procurement, invoicing and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks and similar events. If we or our vendors are unable to prevent such outages, our operations could be disrupted.

If we are unable to maintain our technological and manufacturing process expertise, our business could be adversely affected.

The markets for our customers' products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and short product life cycles. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. Our success will depend upon our customers' ability to enhance existing products and to develop and introduce, on a timely and cost-effective basis, new products that keep pace with technological developments and emerging industry standards and address evolving and increasingly sophisticated customer requirements. Failure of our customers to do so could substantially harm our customers' competitive positions. There can be no assurance that our customers will be successful in identifying, developing and marketing products that respond to technological change, emerging industry standards or evolving customer requirements.

RISKS RELATED TO CAPITAL AND FINANCING

Our failure to comply with the covenants in our credit arrangements could materially and adversely affect our financial condition.

We have restrictive covenants with our financial institutions that impact how we manage our business. We have not always met these covenants in the past and have had to obtain waivers and amend the Loan Agreement under our Term Loan, including for an event of default related to a breach of non-compliance with minimum required earnings before interest, depreciation, amortization, and other adjustments for the period ending March 29, 2025. The amendment permanently adds an additional reporting requirement, and requires minimum earnings before interest, taxes, depreciation, amortization, and other adjustments only if average daily availability for the applicable fiscal quarter is less than 12.5% of the combined borrowing base.

Our new asset-based senior secured revolving credit facility (the "Credit Facility"), also includes certain financial covenants, including average and daily availability and, if triggered, earnings before interest, taxes, depreciation, amortization and other adjustments and a fixed charge coverage ratio covenant will apply. We may not meet such covenants in the future and may not be able to obtain waivers or amendments from the relevant lenders on terms acceptable to us, or at all. In the event we breach any covenant that results in an event of default, we may be required to amend the credit facility on terms that would be less favorable to us, such as an increase in the interest rate. Similarly, our lenders could choose to accelerate payment of the amounts owed by the Company. Under those circumstances our borrowings could become immediately payable. The amendment of our credit arrangements on unfavorable terms or the acceleration of our payment obligations thereunder, would have a material adverse effect on our business, financial condition, results of operations and cash flows. For a summary of our debt obligations, see Note 4 - "Long-Term Debt" of the Notes to Consolidated Financial Statements.

Our ability to secure and maintain sufficient credit arrangements is key to our continued operations.

There is no assurance that we will be able to retain, renew, or refinance our credit arrangements in the future.

In the event that our business grows rapidly or there is uncertainty in the macroeconomic climate, additional financing resources could be necessary in the current or future fiscal years. There is no assurance that we will be able to obtain equity or debt financing at acceptable terms, or at all, in the future. For a summary of our debt obligations, see Note 4 - "Long-Term Debt" of the Notes to Consolidated Financial Statements.

Adverse changes in the interest rates of our borrowings could adversely affect our financial condition.

We are exposed to interest rate risk under our revolving line of credit and term loans. We have not historically hedged the interest rate on our credit facility; therefore, unless we do so, significant changes in interest rates could adversely affect our results of operations. For a summary of our debt obligations, see Note 4 - "Long-Term Debt" of the Notes to Consolidated Financial Statements.

Cash and cash equivalents are exposed to concentrations of credit risk.

We place our cash with high credit quality institutions. At times, such balances may be in excess of the federal depository insurance limit or may be on deposit at institutions which are not covered by insurance. If such institutions were to become insolvent during which time it held our cash and cash equivalents in excess of the insurance limit, it could be necessary to obtain other credit financing to operate our facilities.

Our stock price is volatile.

Our stock price has and may continue to be subject to wide fluctuations and possible rapid increases or declines over a short time period. These fluctuations may be due to factors specific to us such as our stock's thinly traded nature, variations in quarterly operating results, changes in earnings estimates, matters arising from the subject matter of the Audit Committee's internal investigation, or to factors relating to the contract manufacturing industry or to the securities markets in general, which, in recent years, have experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. In addition, holders of our common stock will suffer immediate dilution to the extent outstanding equity awards are exercised to purchase common stock.

RISKS RELATED TO OUR CONTROLS AND PROCEDURES AND THE INTERNAL INVESTIGATION

In the past, we have concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective due to the existence of material weaknesses, which has adversely affected our ability to report our financial results in a timely and accurate manner and similar recurrences could have a material adverse impact our business and financial condition.

We are required to evaluate the effectiveness of our disclosure controls and procedures and our internal control over financial reporting on a periodic basis and publicly disclose the results of these evaluations and related matters in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). As described in Item 9A. Controls and Procedures of our Annual Report on Form 10-K, in the previous fiscal year we identified a material weakness in the design and implementation of effective controls over the accounting for revenue recognition relating to cost recovery of material price variances. We also identified a material weakness in the design and implementation of effective controls over the adoption of new accounting standards. As a result of these material weaknesses, our management concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of June 29, 2024.

We completed a remediation plan, as described in Item 9A. Controls and Procedures of our Annual Report on Form 10-K, designed to address the material weaknesses. Although these material weaknesses are considered remediated and internal control over financial reporting and control disclosures and procedures were effective as of June 28, 2025, there is no assurance that similar material weaknesses could arise from future changes in systems, personnel, or processes. Any of these risks could have a material adverse impact on our business and financial condition.

If we fail to maintain proper and effective internal controls, our business and financial condition could be materially adversely impacted.

We cannot assure you that we will not discover deficiencies in our internal control over financial reporting. Moreover, as discussed in the following risk factor, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected on a timely basis, or at all. As of June 29, 2025, we are a non-accelerated filer under the Exchange Act and are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Therefore, our internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements.

Further and continued determinations that there are deficiencies in the effectiveness of the Company's internal control over financial reporting could result in another restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations, reduce our ability to obtain financing, negatively affect investor confidence in our management and the accuracy of our financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of our common stock, subject us to regulatory investigations and penalties or stockholder litigation, and materially adversely impact our business, financial condition, results of operations and cash flows.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors, theft and fraud, or in informing management of all material information in a timely manner.

Management does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud. A control system is designed to give reasonable, but not absolute, assurance that the objectives of the control system are met. In addition, any control system reflects resource constraints and the benefits of controls must be considered relative to their costs. Inherent limitations of a control system may include: judgments in decision making may be faulty, breakdowns can occur simply because of error or mistake and controls can be circumvented by collusion or management override. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Matters relating to or arising from the subject of the Audit Committee's internal investigation, including expenses and diversion of personnel and resources, regulatory investigations, and proceedings and litigation matters, could have an adverse effect on our business, results of operations and financial condition.

During fiscal year 2021, the Company's Audit Committee completed an internal investigation arising from a notification from an employee regarding certain alleged accounting irregularities. In January 2021, the Company determined that improper accounting resulted in an understatement of cost of goods sold and an overstatement of inventories. Subsequent to the matter identified in January 2021, additional inventory accounting errors unrelated to the investigation were also identified by management. We have incurred, and may continue to incur, significant expenses related to legal, accounting and other professional services in connection with matters relating to or arising from the subject of such investigation. To the extent the steps taken to remediate identified deficiencies in our internal controls over financial reporting were not successful, we may incur significant additional time and expense.

In addition, we continue to cooperate with the SEC in its inquiries related to the internal investigation. If the SEC or any other regulator were to commence legal action against us, we could be required to pay significant penalties and become subject to injunctions, cease and desist orders or the SEC could impose other sanctions against us or against our officers and members of our Board of Directors. We can provide no assurances as to the outcome of any governmental inquiry or investigation. Further, we, our officers and members of our Board of Directors could be named as defendants in lawsuits asserting claims arising out of the subject matter of the Audit Committee's internal investigation. As a result of any legal proceedings and any related indemnification requirements to our officers and directors, we could be required to pay monetary damages that may be in excess of our insurance coverage or may have additional penalties or other remedies imposed against us or our officers and directors.

All of these expenses, and the diversion of the attention of management and other personnel that has occurred and is expected to continue, could adversely affect our business, financial condition, results of operations and cash flows. In addition, publicity surrounding the foregoing, or any SEC enforcement action or settlement, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition and results of operations.

LEGAL AND ACCOUNTING RISKS

We restated certain of our prior consolidated financial statements in our 2024 Annual Report on Form 10-K, which resulted in unanticipated costs and may lead to additional risks and uncertainties, including loss of investor confidence, regulatory action or litigation.

As previously disclosed, in our 2024 Annual Report on Form 10-K, we restated or revised certain of our previously issued financial statements. This process was time-consuming and expensive, including unanticipated costs for accounting and legal fees. The restatement and revisions also expose us to additional risks that could adversely affect our business and financial condition, such as litigation, regulatory action or loss of investor confidence. Lawsuits or regulatory investigations may invoke federal and state securities law claims, contractual claims or other claims arising from the restatement, revisions and material weaknesses in our internal control over financial reporting. We may incur substantial defense costs regardless of the outcome of any litigation or regulatory investigation, and such events might cause a diversion of our management's time and attention. If we do not prevail in any litigation or regulatory action, we could be required to pay substantial damages, penalties or settlement costs. In addition, the restatement and revisions may lead to a loss of investor confidence and have negative impacts on the trading price of our common stock.

We are involved in various legal proceedings.

In the past, we have been notified of claims relating to various matters including contractual matters, intellectual property rights or other issues arising in the ordinary course of business. In the event of such a claim, we may be required to spend a significant amount of money to defend or otherwise address the claim. Any litigation or dispute resolution, even where a claim is without merit, could result in substantial costs and diversion of resources. Accordingly, the resolution or adjudication of such disputes, even those encountered in the ordinary course of business, could have a material effect on our business, consolidated financial conditions and results of operations.

Changes in securities laws and regulations will increase our costs and risk of noncompliance.

We are subject to additional requirements contained in the U.S. federal securities laws, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Sarbanes-Oxley and Dodd-Frank Acts required or will require changes in some of our corporate governance, securities disclosure and compliance practices. The SEC and NASDAQ Global Market have promulgated new rules over time, resulting in increased legal, financial and accounting costs as well as a potential risk of noncompliance. Absent significant changes in related rules, which we cannot assure, we anticipate some level of increased costs related to these new regulations to continue indefinitely. We also expect these developments to make it more difficult and more expensive to obtain director and officer liability insurance, and we may be forced to accept reduced coverage or incur substantially higher costs to obtain coverage. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our Board of Directors or qualified management personnel. Further, the costs associated with the compliance with and implementation of procedures under these and future laws and related rules could have a material impact on our results of operations. In addition, the costs associated with noncompliance with additional securities laws and regulations could also impact our business.

Changes in financial accounting standards may affect our reported financial condition or results of operations as well as increase costs related to implementation of new standards and modifications to internal controls.

Our consolidated financial statements are prepared in conformity with accounting standards generally accepted in the United States, or U.S. GAAP. These principles are subject to amendments made primarily by the Financial Accounting Standards Board (FASB) and the SEC. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions which are completed before a change is announced. Changes to accounting rules or challenges to our interpretation or application of the rules by regulators may have a material adverse effect on our reported financial results or on the way we conduct business.

GENERAL RISKS

Our levels of insurance coverage may not be sufficient for potential damages, claims or losses.

We have various forms of business and liability insurance which we believe are appropriate based on the needs of companies in our industry. As a result, not all of our potential business risks or potential losses would be covered by our insurance policies. If we sustain a significant claim or loss which is not covered by insurance, our net income could be negatively impacted.

We may encounter complications with acquisitions, which could potentially harm our business.

Any current or future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The integration of acquired businesses may be further complicated by difficulties managing operations in geographically dispersed locations. The integration of acquired businesses may not be successful and could result in disruption by diverting management's attention from the core business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges or other increases in our expenses and working capital requirements, which reduce our return on invested capital.

Acquisitions may involve numerous other risks and challenges including but not limited to: potential loss of key employees and customers of the acquired companies; the potential for deficiencies in internal controls at acquired companies; lack of experience operating in the geographic market or industry sector of the acquired business; constraints on available liquidity, and exposure to unanticipated liabilities of acquired companies. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our consolidated business and operating results.

Item 1B.   UNRESOLVED STAFF COMMENTS
None

Item 1C.   CYBERSECURITY

Risk Management and Strategy

We have developed and implemented cybersecurity processes to assess, identify and manage material risks from cybersecurity threats. These processes are based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and are designed to protect the integrity and security of our information systems. Our cybersecurity processes are a part of our risk management system, sharing governance processes and reporting structures with other components of our enterprise-wide system. Our cybersecurity processes include security monitoring and threat hunting through a third-party managed vendor and mandatory, Company-wide employee training. Our cybersecurity processes also extend to the oversight and identification of risks associated with our vendors and customers if their computer systems interface with our information systems. Upon detection of a potentially material cybersecurity incident, such as the Previously Disclosed Cyber Incident, we activate our cyber incident procedure to investigate, contain and remediate the incident. Depending on the extent and severity of the incident, we have, and may in the future, engage third-party cybersecurity consultants to assist with our cyber incident procedure.

Risks from cybersecurity threats, including as a result of the Previously Disclosed Cyber Incident, have materially affected us, including our results of operations and financial condition. We continue to face risks from this and other cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. See "Risk Factors – Technology Risks."

Governance

Our Board of Directors is responsible for the oversight of risk management for the Company, including the review and assessment of the Company's enterprise risk management approach and processes. Our Board of Directors has delegated certain responsibility for the oversight of risks from cybersecurity threats to the Audit Committee. At each regularly scheduled quarterly meeting, and more frequently as necessary, management provides updates to the Audit Committee and our Board of Directors regarding the risks from cybersecurity threats. These updates include information regarding cybersecurity strategies, management structure, mitigation activities and an analysis of any actual or potential cybersecurity incidents.

Our management team, including our Chief Executive Officer and Executive Vice President of Quality and Information Systems, is responsible for assessing and managing our material risks from cybersecurity threats. In particular, our EVP of Quality and Information Systems, who reports directly to our Chief Executive Officer, oversees the implementation of controls designed to prevent, detect, mitigate and recover from cybersecurity threats and cybersecurity incidents. Our current EVP of Quality and Information Systems has a Bachelor of Science degree in Mechanical Engineering and over 14 years of experience building and executing information system strategies. The other members of our management team do not have specialized information systems or cybersecurity backgrounds but have general experience managing financial, legal and operational risks. Our EVP of Quality and Information Systems, along with his team, routinely monitors the Company's information systems for cybersecurity threats and will be notified upon the occurrence of a potential cybersecurity incident.

Upon detection of a potentially material cybersecurity incident, such as the Previously Disclosed Cyber Incident, management will inform the Audit Committee and/or our Board of Directors and, if the incident is deemed material, will disclose the incident pursuant to SEC rules and regulations.

Item 2.   PROPERTIES AS OF DATE OF FILING

We have manufacturing and sales operations located in the United States, Mexico, China and Vietnam. The table below lists the locations and square footage of our operating facilities:

Location	Approx. Sq. Ft.	Type of Interest (Leased/Owned)	Description of Use
Corinth, Mississippi	350,000	Leased	Manufacturing and warehouse
El Paso, Texas	80,000	Leased	Shipping and warehouse
Fayetteville, Arkansas	105,000	Leased	Manufacturing and warehouse
Lowell, Arkansas	290,540	Leased	Manufacturing and warehouse
Oakdale, Minnesota	103,000	Leased	Manufacturing and warehouse
Spokane Valley, Washington	95,000	Leased	Sales, research, administration and manufacturing
Spokane Valley, Washington	36,000	Leased	Manufacturing
Total USA	1,059,540		
Juarez, Mexico	193,000	Leased	Warehouse
Juarez, Mexico	174,000	Owned	Manufacturing and warehouse
Juarez, Mexico	115,000	Owned	Manufacturing and warehouse
Juarez, Mexico	103,000	Owned	Manufacturing and warehouse
Juarez, Mexico	72,000	Leased	Manufacturing and warehouse
Juarez, Mexico	66,000	Owned	Manufacturing and warehouse
Juarez, Mexico	60,000	Owned	Manufacturing and warehouse
Juarez, Mexico	116,000	Leased	Manufacturing and warehouse
Total Mexico	899,000		
Shanghai, China	103,000	Leased	Manufacturing and warehouse
Total China	103,000		
Da Nang, Vietnam	133,000	Leased	Manufacturing and warehouse
Total Vietnam	133,000		
Grand Total	2,194,540		

The geographic diversity of these locations allows us to offer services near certain of our customers and major electronics markets with the additional benefit of reduced labor costs. We consider the productive capacity of our current facilities sufficient to carry on our current business. In addition, in Juarez, Mexico one of our buildings includes adjacent vacant land that could be developed into additional manufacturing and warehouse space.

All our facilities are ISO certified to ISO 9001:2015 standard and meet Customs Trade Partnership against Terrorism (CTPAT) standards.

- The Spokane, Washington facility is registered to IATF 16949 automotive standard, ISO 13485:2016 medical devices, ISO 14001:2015 environmental standard, and ISO 45001 Occupational Health and Safety Management System.

- The Juarez, Mexico facility is registered to IATF 16949 automotive standard, ISO 13485:2016 medical devices, ISO 14001:2015 environmental standard, ISO 45001 Occupational Health and Safety Management System, and has a certified ANSI/ESD S20.20 Electrostatic Discharge Program.

- The Da Nang, Vietnam facility is additionally registered to IATF 16949 automotive standard.

- The Shanghai, China facility is additionally registered to ISO 45001 Occupational Health and has a certified ANSI/ESD S20.20 Electrostatic Discharge Control Program.

- The Oakdale, Minnesota facility is additionally registered to ISO 13485:2016 medical devices standard, AS9100D aviation, space and defense standard, and has a certified ANSI/ESD S20.20 Electrostatic Discharge Control Program.

- The Fayetteville, Arkansas facility is additionally registered to AS9100D aviation, space and defense standard and has a certified ANSI/ESD S20.20 Electrostatic Discharge Control Program. All standards will be transferred to the new Springdale, Arkansas facility over the second quarter of fiscal year 2026.

- The Corinth, Mississippi facility is additionally registered to ISO 14001:2015 and ISO/IEC 80079-34 explosive atmospheres.
- The Oakdale, Minnesota; and Spokane, Washington facilities are registered with the U.S. State Department for International Traffic in Arms Regulations (ITAR).

Item 3.   LEGAL PROCEEDINGS

We are a party to certain lawsuits or claims in the ordinary course of business. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flow, although an adverse resolution against the Company in a fiscal quarter or year could have a material adverse effect on the Company's results of operations in a particular quarter or year. For further details on claims, see Note 8. Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Item 4.   MINE SAFETY DISCLOSURES

Not Applicable

PART II

Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "KTCC." Quarterly high and low sales prices for our common stock for fiscal year 2025 and fiscal year 2024 were as follows:

	2025		2024	
	High	**Low**	**High**	**Low**
First Quarter	$ 6.00	$ 3.70	$ 6.24	$ 4.32
Second Quarter	$ 6.03	$ 3.99	$ 4.50	$ 3.72
Third Quarter	$ 4.28	$ 2.56	$ 5.14	$ 4.04
Fourth Quarter	$ 3.13	$ 2.26	$ 4.85	$ 3.69

High and low stock prices are based on the daily sales prices reported by the NASDAQ Stock Market. These quotations represent prices between dealers without adjustment for markups, markdowns, and commissions, and may not represent actual transactions.

Holders and Dividends

As of June 28, 2025, we had 532 shareholders of common stock on record. As a result of our credit agreements, we are restricted from declaring or paying dividends in cash or stock without Bank of Montreal's prior written consent. We have not paid a cash dividend and do not anticipate payment of dividends in the foreseeable future.

Performance Graph

We are a smaller reporting company as defined in Item 10(f)(1) of Regulation S-K and therefore are not required to provide the performance graph required in paragraph (e) of Item 201 of Regulation S-K.

Item 6:   **[RESERVED]**

Item 7:   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Overview

Key Tronic is a leading contract manufacturer offering value-added design and manufacturing services from its facilities in the United States, Mexico, China, and Vietnam. The Company provides its customers full engineering services, materials management, worldwide manufacturing facilities, assembly services, in-house testing, and worldwide distribution. Its customers include some of the world's leading original equipment manufacturers. Our combined capabilities and vertical integration are proving to be a desirable offering to our expanded customer base.

Our domestic and international production capability provides our customers with benefits of improved supply-chain management, reduced inventories, lower transportation costs, and reduced product fulfillment time. We continue to make investments in all of our operating facilities to give us the production capacity, capabilities and logistical advantages to continue to win new business. The following information should be read in conjunction with the consolidated financial statements included herein and with Part II Item 1A, Risk Factors included as part of this filing.

Our mission is to provide our customers with superior manufacturing and engineering services at the lowest total cost for the highest quality products, and create long-term mutually beneficial business relationships by employing our "Trust, Commitment, Results" philosophy.

Executive Summary

During the fourth quarter of fiscal year 2025, we continued to win new programs in pest control, personal protection, air purification, automotive, medical technology and utilities inspection equipment. We also announced a new manufacturing services contract with a large data processing OEM that will consign its material and components for new production in our Corinth, Mississippi manufacturing facility. We have never had a consigned program at this scale, which has the potential to ramp significantly during fiscal year 2026 and is estimated to eventually exceed $20 million in annual revenue.

We reported net sales of $467.9 million for fiscal year 2025, down 17.5 percent from $566.9 million for fiscal year 2024. The revenue in fiscal year 2025 was adversely impacted by the continued worldwide economic disruptions caused by the recent escalation and fluctuations in global tariffs, which caused business paralysis throughout much of the year and ultimately led to delays in new programs originally scheduled to ramp in the year. In addition, approximately $48 million of this decrease related to a reduction in scrap and component sales in fiscal year 2025, as certain large programs went end of life in 2024 and their final shipments of product, inventory, and any scrap were recorded at that time.

Key Tronic expects long-term growth and profitability despite revenue trends in fiscal year 2025. In order to better align costs with current customer demand and boost automation, the Company cut approximately 300 more jobs during the fourth quarter of fiscal year 2025, for a total net headcount reduction during fiscal year 2025 of approximately 600. These measures have improved competitiveness for new program bids, which have increased recently. To support its near-shoring and tariff mitigation strategies, Key Tronic is also expanding its manufacturing footprint, with a new US facility and added capacity in Vietnam.

For the first quarter of fiscal year 2026, we believe ongoing tariff-related concerns, global logistics problems, China-US political tensions and continued supply-chain concerns will continue to drive the favorable trend of contract manufacturing returning to North America, as well as to our expanding Vietnam facilities. We continue to see improvement across the metrics associated with business development, including an increase in the number of active quotes with prospective customers.

We aim to diversify our customer base by adding additional programs and customers. Our current customer relationships involve a variety of products including sheet metal fabrication, medical devices and components, water purification products, data processing equipment, utilities inspection, consumer security products, aerospace and defense products, recreational and outdoor equipment, and plastics.

Gross profit as a percentage of net sales was 7.8 percent in fiscal year 2025, up from 7.0 percent in 2024. During fiscal year 2025, the increase in gross margin is largely related to operational efficiencies gained from the reductions in workforce offset by the expenses incurred for the related severance. The level of gross margin is also impacted by product mix, timing of the startup of new programs, facility utilization, and pricing within the electronics industry and material costs, which can fluctuate significantly from quarter-to-quarter and year-to-year.

Operating income as a percentage of net sales for fiscal year 2025 was 0.1 percent compared to 1.2 percent for fiscal year 2024. In addition to the factors discussed above, this decrease is primarily related to approximately $1.8 million in adjustments for estimated collections from customers during 2025.

The net loss for fiscal year 2025 was $(8.3) million or $(0.77) per share, compared to a net loss of $(2.8) million or $(0.26) per share for fiscal year 2024. The net loss in 2025 is primarily related to reductions in demand, severance expenses incurred, and adjustments for estimated collections from customers.

We maintained a strong balance sheet with a current ratio of 2.5 and a debt-to-equity ratio of 0.90. Total cash provided by operating activities as defined on our cash flow statement was $18.9 million during fiscal year 2025, as we have continued to focus on optimizing inventory balances and reducing the days to collect accounts receivable. We believe we maintain sufficient liquidity for our expected future operations, dependent upon executing projected cash flows from operations and potentially adding additional credit capacities through refinancing current credit agreements or pursuing additional debt structures.

RESULTS OF OPERATIONS

Comparison of the Fiscal Year Ended June 28, 2025 with the Fiscal Year Ended June 29, 2024

The following table sets forth for the periods indicated certain items of the consolidated statements of income expressed as a percentage of net sales. The financial information and discussion below should be read in conjunction with the consolidated financial statements and Footnotes contained in this Annual Report on Form 10-K.

(in thousands)	Fiscal Year Ended					
	June 28, 2025	% of net sales	June 29, 2024	% of net sales	$ change	% point change
Net sales	$ 467,871	100.0%	$ 566,942	100.0%	$ (99,071)	—
Cost of sales	431,444	92.2	527,063	93.0	(95,619)	(0.8)
Gross profit	36,427	7.8	39,879	7.0	(3,452)	0.8
Operating expenses:						
Research, development and engineering	9,163	2.0	8,333	1.5	830	0.5
Selling, general and administrative	26,702	5.7	25,219	4.4	1,483	1.3
Gain on insurance proceeds, net of losses	—	—	(431)	(0.1)	431	0.1
Total operating expenses	35,865	7.7	33,121	5.8	2,744	1.9
Operating income	562	0.1	6,758	1.2	(6,196)	(1.1)
Interest expense, net	12,523	2.7	11,945	2.1	578	0.6
Loss before income taxes	(11,961)	(2.6)	(5,187)	(0.9)	(6,774)	(1.7)
Income tax benefit	(3,643)	(0.8)	(2,400)	(0.4)	(1,243)	(0.4)
Net Loss	$ (8,318)	(1.8)%	$ (2,787)	(0.5)%	$ (5,531)	(1.3)
Effective income tax rate	30.5 %		46.3 %			

Net Sales

Net sales decreased $99.1 million from the prior fiscal year. Approximately $48 million of this decrease related to a reduction in scrap and component sales in fiscal year 2025, as certain large programs went end of life in 2024 and their final shipments of product, inventory, and any scrap were recorded at that time. Additionally, worldwide economic disruptions caused by the recent escalation and fluctuations in global tariffs led to disruptions throughout the year and ultimately led to delays in new programs originally scheduled to ramp in the year.

The following table shows the revenue by industry sectors as a percentage of revenue for fiscal years 2025 and 2024:

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
Industrial	52	46
Consumer	38	45
Communication	6	4
Medical	3	3
Gaming	—	1
Transportation	1	1
Total	100%	100%

We provide services to customers in a number of industries and produce a variety of products for our customers in each industry. Key Tronic does not target any particular industry, but rather seeks to find programs that strategically fit our vertical manufacturing capabilities. As a result, we expect to continue to see a change in the industry concentrations of our revenue over time.

Sales to foreign locations represented 21.2 percent and 22.5 percent of our total net sales in fiscal years 2025 and 2024, respectively.

Cost of Sales

Total cost of sales as a percentage of net sales was 92.2 percent in fiscal year 2025 and 93.0 percent in fiscal year 2024.

We record our inventories at net realizable value based on specific identification of inventory against current demand and recent usage. We also consider our customers' ability to pay for inventory and whether or not there is a lead-time assurance agreement for a specific program. The amounts charged to expense for these inventories were approximately $0.1 million and $0.3 million in fiscal years 2025 and 2024, respectively.

We provide warranties on certain products we sell and estimate warranty costs based on historical experience and anticipated product returns. Warranty expense is related to workmanship claims. The amounts charged to expense are determined based on an estimate of warranty exposure. The net warranty expense was approximately $0.0 million and $0.3 million in fiscal years 2025 and 2024, respectively.

Gross Profit

Gross profit as a percentage of net sales was 7.8 percent in fiscal year 2025 and 7.0 percent in fiscal year 2024. During fiscal year 2025, the increase in gross margin was primarily driven by cost reductions and strategic headcount reductions implemented in prior quarters, partially offset by the related severance expenses.

Changes in gross profit margins reflect the impact of a number of factors that can vary from period to period, including product mix, start-up costs and efficiencies associated with new programs, product life cycles, sales volumes, capacity utilization of our resources, management of inventories, component pricing and shortages, end market demand for customers' products, fluctuations in and timing of customer orders, and competition within the contract manufacturing industry. These and other factors can cause variations in operating results. There can be no assurance that gross margins will not decrease in future periods.

Research, Development and Engineering

Research, development and engineering expenses (RD&E) consist principally of employee related costs, third-party development costs, program materials, depreciation, and allocated information technology and facilities costs. Total RD&E expenses were $9.2 million and $8.3 million in fiscal years 2025 and 2024, respectively. Total RD&E expenses as a percent of net sales was 2.0 percent in fiscal year 2025 and 1.5 percent in fiscal year 2024.

Selling, General and Administrative

Selling, general, and administrative expenses (SG&A) consist principally of salaries and benefits, advertising and marketing programs, sales commissions, travel expenses, provision for credit losses, facilities costs, and professional services. Total SG&A expenses were $26.7 million and $25.2 million in fiscal years 2025 and 2024, respectively. Total SG&A expenses as a percent of net sales were 5.7 percent and 4.4 percent in fiscal years 2025 and 2024, respectively. This increase is largely attributable to approximately $1.8 million in adjustments for estimated collections from customers.

Interest Expense

We had net interest expense of $12.5 million and $11.9 million in fiscal years 2025 and 2024, respectively. This increase is largely attributable to the write-off in the second quarter of fiscal year 2025 of approximately $1.0 million of unamortized loan fees related to refinancing our debt, partially offset by a reduction in maturing equipment leases and a lower average revolving credit loan balance.

Income Tax Provision

We had income tax benefits of approximately $3.6 million during fiscal year 2025 and $2.4 million during fiscal year 2024. The income tax benefit recognized during both fiscal years 2025 and 2024 was primarily a function of U.S. and foreign taxes recognized at statutory rates, the net benefit associated with federal research and development tax credits, and the change in deferred tax liability related to future distributions from China in fiscal year 2025.

We continually review our requirements for liquidity domestically to fund current operations, revenue growth, and potential future acquisitions. We anticipate repatriating a portion of our unremitted foreign earnings. The estimated taxes associated with these expected repatriations are included in the income tax calculation. For further information on taxes, please review Footnote "Income Taxes" of the "Notes to Consolidated Financial Statements".

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States (GAAP), we use certain non-GAAP financial measures, adjusted net loss and adjusted net loss per share, diluted. Beginning with the full year of fiscal year 2024, we provide these non-GAAP financial measures because we believe they provide greater transparency related to our core operations and represent supplemental information used by management in its financial and operational decision making. We exclude (or include) certain items in our non-GAAP financial measures as we believe the net result is a measure of our core business. We believe this facilitates operating performance comparisons from period to period by eliminating potential differences caused by the existence and timing of certain income and expense items that would not otherwise be apparent on a GAAP basis. Non-GAAP performance measures should be considered in addition to, and not as a substitute for, results prepared in accordance with GAAP. The non-GAAP financial measures disclosed below should be read in conjunction with the remainder of this Annual Report on Form 10-K, including the consolidated financial statements and footnotes thereto. Our non-GAAP financial measures may be different from those reported by other companies. See the table below for reconciliations of adjusted net loss to the most directly comparable GAAP measure, which are GAAP net loss and the computation of adjusted net loss per share, diluted.

	Twelve Months Ended	
(in thousands, except per share amounts)	June 28, 2025	June 29, 2024
GAAP net loss	$ (8,318)	$ (2,787)
Cybersecurity expenses	—	2,340
Severance expenses	2,908	1,743
Gain on insurance proceeds (net of losses)	—	(431)
Stock-based compensation expense	218	(444)
Write-off of unamortized loan fees	1,012	—
Income tax effect of non-GAAP adjustments (1)	(828)	(642)
Adjusted net loss:	$ (5,008)	$ (221)
Adjusted net loss per share — non-GAAP Diluted	$ (0.47)	$ (0.02)
Weighted average shares outstanding — Diluted	10,762	10,762

(1) Income tax effects are calculated using an effective tax rate of 20%, which approximates the statutory tax rates for the presented periods.

International Subsidiaries

We offer customers a complete global manufacturing solution. Our facilities provide our customers the opportunity to have their products manufactured in the facility that best serves specific cost, product manufacturing, and distribution needs. The locations of our active foreign subsidiaries are as follows:

- Key Tronic Juarez, SA de CV owns five facilities and leases three facilities in Juarez, Mexico. These facilities include an SMT facility, an assembly and molding facility, a sheet metal fabrication facility, and assembly and warehouse facilities. This subsidiary primarily supports our U.S. operations.

- Key Tronic Computer Peripherals (Shanghai) Co., Ltd. leases one facility with SMT, assembly, global purchasing, and warehouse capabilities in Shanghai, China, which began operations in 1999. Its primary function is to provide contract manufacturing services.

- Key Tronic Vietnam leases one facility in Da Nang, Vietnam. This facility includes SMT, assembly, and warehouse capabilities. Its primary function is to provide contract manufacturing services for export.

Foreign sales (based on shipping instructions) from our worldwide operations, including domestic exports, were $99.3 million and $127.6 million in fiscal years 2025 and 2024, respectively. Products and manufacturing services provided by our subsidiary operations are often shipped to customers directly by the parent company.

RESULTS OF OPERATIONS

Comparison of the Fiscal Year Ended June 29, 2024 with the Fiscal Year Ended July 1, 2023

To review the results of operations comparison of the fiscal year ended June 29, 2024 with the fiscal year ended July 1, 2023 please refer to our Annual Report on Form 10-K filed October 15, 2024 with the Securities and Exchange Commission or follow the link below.

https://www.sec.gov/ix?doc=/Archives/edgar/data/719733/000071973324000113/ktcc-20240629.htm

Capital Resources and Liquidity

Operating Cash Flow

Net cash provided by operating activities for fiscal year 2025 was $18.9 million compared to net cash provided by operating activities of $13.8 million in fiscal year 2024. The additional cash provided in fiscal year 2025 was due to a focus on collecting accounts receivable faster and working down inventory balances to be in line with current revenue levels.

The $18.9 million of net cash provided by operating activities during fiscal year 2025 is primarily related to $8.3 million of net loss adjusted for $9.6 million of depreciation and amortization, $32.4 million decrease in accounts receivable, a $7.7 million decrease in inventory, a $3.8 million decrease in contract assets, and a $1.6 million increase in accrued compensation and vacation partially offset by a $15.7 million decrease in accounts payable, a $10.5 million increase in other assets and a $3.6 million decrease in other liabilities.

The $13.8 million of net cash provided by operating activities during fiscal year 2024 was primarily related to $2.8 million of net loss adjusted for $11.0 million of depreciation and amortization, an $15.8 million decrease in accounts receivable, a $32.5 million decrease in inventory, an $8.7 million decrease in contract assets partially offset by a $36.5 million decrease in accounts payable, a $2.9 million decrease in accrued compensation and vacation, and an $8.1 million decrease in other liabilities.

Accounts receivable fluctuates based on the timing of shipments, terms offered, and collections. We purchase inventory based on customer forecasts and orders. When those forecasts and orders change, the amount of inventory may also fluctuate. Accounts payable fluctuates with changes in inventory levels, volume of inventory purchases, negotiated supplier terms, and taking advantage of early pay discounts.

Investing Cash Flow

Cash flows used in investing activities were $4.2 million for fiscal year 2025 and $2.1 million in fiscal year 2024. Our primary use of cash in investing activities during fiscal years 2025 and 2024 was purchasing equipment to support production for new programs. During fiscal year 2024, there was a source of cash provided by investing activities from insurance claims paid for replacing equipment and facility repairs in our Arkansas facility related to a lightning strike and water damage.

Leases are often utilized when potential technical obsolescence and funding requirement advantages outweigh the benefits of equipment ownership. Capital expenditures and periodic lease payments are expected to be financed with internally generated funds as well as our revolving line of credit facility and equipment term loan.

Financing Cash Flow

Cash flows used in financing activities were $18.1 million in fiscal year 2025 and $10.5 million in fiscal year 2024. Our primary financing activities during both fiscal year 2025 and fiscal year 2024 were borrowings and repayments under our asset-based revolving line of credit facility with Bank of Montreal, our Prior Credit Facility with Bank of America, and term loans. In fiscal year 2025, there was a significantly higher percentage of repayments against the borrowings on the revolving line of credit.

Our cash requirements are affected by the level of current operations and new programs. We believe that projected cash from operations, funds available under the revolving credit facility and potential additional debt capacity will be sufficient to meet our working and fixed capital requirements for at least twelve months beyond issuance of our financial statements, and our current asset-based senior secured revolving credit facility does not mature until December 3, 2025. The Company further notes projected cash from operations is projected to improve in the coming quarters as supply chain availability will boost additional inventory turns and existing inventory is consumed by fulfilling customer backlog. As of June 28, 2025, we had approximately $1.4 million of cash held by foreign subsidiaries. If cash is to be repatriated in the future from these foreign subsidiaries, the Company would be subject to certain withholding taxes in the foreign jurisdictions. The total amount of tax payments required for the amount of foreign subsidiary cash on hand as of June 28, 2025 would approximate $14,000.

The Company also has approximately $26.4 million of foreign earnings that have not been repatriated to the U.S. of that amount, the Company estimates that $2.9 million is to be repatriated in the future, requiring foreign withholding taxes of $0.3 million that is currently accrued in our deferred tax liabilities. The remaining $23.5 million is considered to be permanently reinvested in Mexico and Vietnam. If these amounts were required to be repatriated, it would result in no foreign withholding taxes payable.

We have accrued withholding taxes for expected future repatriation of foreign earnings as discussed in Note 5 "Income Taxes" of the "Notes to Consolidated Financial Statements".

Off-Balance Sheet Arrangements and Contractual Obligations

In the normal course of business, we enter into contracts which obligate us to make payments in the future. We have certain contractual obligations that extend beyond fiscal year 2025 under lease obligations and debt arrangements.

As of June 28, 2025, we had open purchase order commitments for materials and other supplies. Actual needs under these blanket purchase orders fluctuate with our manufacturing levels and as such cannot be broken out between fiscal years. In addition, we have contracts with many of our customers that minimize our exposure to losses for material purchased within lead-times necessary to meet customer forecasts. Purchase orders generally can be cancelled without penalty within specified ranges that are determined in negotiations with our suppliers. These agreements depend in part on the type of materials purchased as well as the circumstances surrounding any requested cancellations. We do not use off-balance sheet financing techniques other than traditional operating leases, and we have not guaranteed the obligations of any entity that is not one of our wholly owned subsidiaries.

For a summary of our lease obligations as of June 28, 2025, please refer to Note 13 "Leases" of the "Notes to Consolidated Financial Statements".

For a summary of our long-term debt obligations as of June 28, 2025, please refer to Note 4 "Long-Term Debt" of the "Notes to Consolidated Financial Statements".

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. Note 1 "Significant Accounting Policies" of the "Notes to Consolidated Financial Statements" describes the significant accounting policies used in the preparation of our consolidated financial statements. Management believes the most complex and sensitive judgments, because of their significance to our consolidated financial statements, result primarily from the need to make estimates about effects of matters that are inherently uncertain. The most significant areas involving management judgments are described below. Actual results in these areas could differ from management's estimates.

Revenue

The Company specializes in services ranging from product manufacturing to engineering and tooling services. The first step in its process for revenue recognition is to identify the contract with a customer. A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations. A contract can be written, oral, or implied. The Company generally enters into manufacturing service agreements ("MSA") with its customers that outlines the terms of the business relationship between the customer and the Company. This includes matters such as warranty, indemnification, transfer of title and risk of loss, liability for excess and obsolete inventory, pricing, payment terms, etc. The Company will also bid on a program-by-program basis for customers in which an executed MSA may not be in place. In these instances, as well as when we have an MSA in place, we receive customer purchase orders for specific quantities and timing of products. As a result, the Company considers its contract with a customer to be the combination of the MSA and the purchase order. The transaction price is fixed and set forth in each purchase order. In the Company's normal course of business, there are no variable pricing components, or material amounts refunded to customers in the form of refunds or rebates.

The Company assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time (shipment) or over time (as we manufacture the product). The Company is first required to evaluate whether its contracts meet the criteria for 'over-time' or 'point-in-time' recognition. The Company has determined that for the majority of its contracts the Company is manufacturing products for which there is no alternative use due to the unique nature of the customer-specific product, IP and other contract restrictions. Further, the Company has an enforceable right to payment including a reasonable profit for performance completed to date with respect to these contracts. As a result, revenue is recognized under these contracts 'over-time' based on the input cost-to-cost method as it better depicts the transfer of control. This input method is based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, such as manufacturing contracts for which the terms do not provide an enforceable right to payment for performance completed to date, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon shipment to the customer. Revenue from engineering services is recognized over time as costs related to the services are incurred, which approximates proportional performance of the service. This method is used because management considers it to be the best available measure of progress on the contracts. Revenue from scrap and excess inventory sales is recognized at the point-in-time of scrap at the customers direction, or, if applicable, shipment of the material to the customer.

Inactive, Obsolete, and Surplus Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Inventory valuation is determined using the first-in, first-out (FIFO) method. We write down inventories that we deem inactive, obsolete, or surplus to net realizable value. The write down is calculated based upon the demand for the products that we produce to value this related inventory at net realizable value. Demand is determined by expected sales, customer purchase orders, or customer forecasts. If expected sales do not materialize, excess inventory would be the result and a write down of that inventory against earnings would occur. In the case where we have purchased material based upon a customer's forecast or purchase orders, we are usually covered by lead-time assurance agreements or purchase orders with each customer. These contracts state that the financial liability for material purchased within agreed upon lead-time and based upon the customer's forecasts, lies with the customer. If we purchase material outside the lead-time assurance agreement and the customer's forecasts do not materialize or if we have no lead-time assurance agreement for a specific program, we would have the financial liability and may have to charge inactive, obsolete or surplus inventory against earnings. We also write down inventory values related to specific customers covered by lead-time assurance agreements when those customers are experiencing financial difficulties or reimbursement is not reasonably assured.

<u>Allowance for Credit Losses</u>

We value our accounts receivable net of an allowance for credit losses. As of June 28, 2025, the allowance for credit losses was approximately $3.5 million. As of June 29, 2024, the allowance for credit losses was approximately $2.9 million. This allowance is based on estimates of the portion of accounts receivable that may not be collected in the future, and the increase during fiscal year 2025 relates to ongoing revisions to this estimated amount. The estimates used are based on specific identification of potentially uncollectible accounts as well as a general calculation based on the company's collection history. Such accounts are identified using publicly available information in conjunction with evaluations of current payment activity. However, if any of our customers were to develop unexpected and immediate financial problems that would prevent payment of open invoices, we could incur additional and possibly material expenses that would negatively impact earnings.

<u>Income Taxes</u>

Income tax expense includes U.S. and international income taxes and a provisional estimate for U.S. taxes on undistributed earnings of foreign subsidiaries. We do not record foreign withholding taxes on undistributed earnings of international subsidiaries that are deemed to be permanently reinvested. Certain income and expenses are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. The deferred income taxes are classified as long-term assets or liabilities. The most significant areas involving management judgments include deferred income tax assets and liabilities, uncertain tax positions, and research and development tax credits. Our estimates of the realization of the deferred tax assets related to our tax credits are based upon our estimates of future taxable income which may change.

New and Future Accounting Pronouncements

See Note 1 "Significant Accounting Policies" of the "Notes to Consolidated Financial Statements."

Item 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to the risk of fluctuating interest rates in the normal course of business. Our major market risk relates to our secured debt. Our asset-based senior secured revolving credit facility, line of credit facility, and equipment financing facility are secured by substantially all of our assets. The interest rates applicable to our asset-based senior secured revolving credit facility fluctuate with SOFR rates. The interest rates applicable to our asset-based secured line of credit facility fluctuate with Iterbancaria de Equilibrio Interest Rate. There was outstanding $67.9 million in borrowings under our asset-based senior secured revolving credit facility, MXN61 million ($3.3 million USD) outstanding in borrowing under our line of credit, and outstanding on our equipment financing facilities as of June 28, 2025.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity" in this Annual Report on Form 10-K and Note 4 "Long-Term Debt" of the "Notes to Consolidated Financial Statements" for additional information regarding our revolving credit facility and term loans.

Foreign Currency Exchange Risk

A significant portion of our operations are in foreign locations. As a result, transactions occur in currencies other than the U.S. dollar. Exchange rate fluctuations among other currencies used by us would directly or indirectly affect our financial results. From time to time, we use Mexican Peso forward contracts to hedge foreign currency fluctuations for a portion of our Mexican Peso denominated expenses. There was $12.9 million of foreign currency forward contracts outstanding as of June 28, 2025. See Note 9 - "Derivative Financial Instruments" to the Notes to Consolidated Financial Statements for additional information regarding our derivative instruments.

Item 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Key Tronic Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Key Tronic Corporation (the ”Company”) as of June 28, 2025 and June 29, 2024, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 28, 2025 and June 29, 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As described in Notes 1 and 12 to the consolidated financial statements, the Company reported revenue of $468 million for the year ended June 28, 2025, of which $443 million related to revenue recognized over time. The Company has determined that for the majority of its contracts, the Company is manufacturing products for which there is no alternative use due to the unique nature of the customer-specific product, intellectual property, and other contract restrictions. The Company has an enforceable right to payment including a reasonable profit for performance completed to date with respect to these contracts. As a result, revenue is recognized under these contracts over-time based on the input cost-to-cost method as it better depicts the transfer of control. This input method is based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation.

We identified the auditing of revenue recognized over time on contracts for manufacturing products, including the total estimated costs at completion of the performance obligation as a critical audit matter. Auditing management's estimates used in the calculation of revenue recognized over time involved significant audit effort, as well as especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures related to auditing revenue recognized over time on contracts for manufacturing products, including the total estimated costs at completion of the performance obligation, included the following, among others:

- Evaluating the methodology of estimating costs incurred to date on in-process contracts, testing the completeness and accuracy of the system generated reports used to estimate costs incurred, and performing data validation procedures.

- Recalculating the expected costs on in-process contracts, testing a selection of contracts to source documents, and tracing in-process orders to subsequent sales and shipping documentation within a reasonable period after year-end.

- Identifying and testing significant assumptions used in the revenue calculation, including the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligations.

- Comparing margins realized to trending historic margins and comparing total manufacturing services revenue recognized to an independent expectation of manufacturing services revenue.

- Performing cutoff procedures to test that revenue transactions were recorded in the appropriate period.

/s/ Baker Tilly US, LLP

Seattle, Washington
September 16, 2025

We have served as the Company's auditor since 2021.

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

		June 28, 2025		June 29, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,384	$	4,752
Trade receivables, net of credit losses of $3,479 and $2,918		96,142		132,559
Contract assets		17,409		21,250
Inventories		97,321		105,099
Other, net of credit losses of $1,463 and $1,679		21,917		24,739
Total current assets		234,173		288,399
Property, plant and equipment, net		27,727		28,806
Operating lease right-of-use assets, net		11,347		15,416
Other assets:				
Deferred income tax asset		23,397		17,376
Other, net of credit losses of $500 and $0		19,230		5,346
Total other assets		42,627		22,722
Total assets	$	315,874	$	355,343
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	63,725	$	79,394
Accrued compensation and vacation		8,157		6,510
Current portion of long-term debt		6,215		3,123
Other		13,894		15,149
Total current liabilities		91,991		104,176
Long-term liabilities:				
Long-term debt, net		98,936		116,383
Operating lease liabilities		6,859		10,312
Deferred income tax liability		—		263
Other long-term obligations		954		219
Total long-term liabilities		106,749		127,177
Total liabilities		198,740		231,353
Commitments and contingencies (Note 8)				
Shareholders' equity:				
Common stock, no par value—shares authorized 25,000; issued and outstanding 10,762 and 10,762 shares, respectively		47,502		47,284
Retained earnings		68,603		76,921
Accumulated other comprehensive income (loss)		1,029		(215)
Total shareholders' equity		117,134		123,990
Total liabilities and shareholders' equity	$	315,874	$	355,343

See accompanying notes to consolidated financial statements.

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

		Fiscal Year Ended		
		June 28, 2025		June 29, 2024
Net sales	$	467,871	$	566,942
Cost of sales		431,444		527,063
Gross profit		36,427		39,879
Research, development and engineering expenses		9,163		8,333
Selling, general and administrative expenses		26,702		25,219
Gain on insurance proceeds, net of losses		—		(431)
Total operating expenses		35,865		33,121
Operating income		562		6,758
Interest expense, net		12,523		11,945
Loss before income taxes		(11,961)		(5,187)
Income tax benefit		(3,643)		(2,400)
Net loss	$	(8,318)	$	(2,787)
Net loss per share — Basic	$	(0.77)	$	(0.26)
Weighted average shares outstanding — Basic		10,762		10,762
Net loss per share — Diluted	$	(0.77)	$	(0.26)
Weighted average shares outstanding — Diluted		10,762		10,762

See accompanying notes to consolidated financial statements.

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
Comprehensive loss:		
Net loss	$ (8,318)	$ (2,787)
Other comprehensive income (loss):		
Unrealized gain (loss) on hedging instruments, net of tax	1,244	(118)
Comprehensive loss	$ (7,074)	$ (2,905)

Other comprehensive loss for fiscal years 2025 and 2024 is reflected net of tax provision (benefit) of approximately $0.4 million and $(0.1) million, respectively.

See accompanying notes to consolidated financial statements.

KEY TRONIC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
Operating activities:		
Net loss	$ (8,318)	$ (2,787)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation and amortization	9,599	11,038
Amortization of interest rate swap	—	97
Amortization of deferred loan costs	1,553	339
Noncash lease expense	4,853	5,663
Inventory write-down to net realizable value	98	322
Provision for warranty	17	320
Provision for credit losses	1,805	(84)
Gain on disposal of assets	(42)	(32)
Gain on insurance proceeds, net of losses	—	(431)
Share-based compensation expense	218	(444)
Deferred income taxes	(6,647)	(5,132)
Noncash accrued compensation benefit	—	(3,925)
Changes in operating assets and liabilities		
Trade receivables	32,408	15,818
Contract assets	3,836	8,656
Inventories	7,680	32,490
Other assets	(10,461)	(587)
Accounts payable	(15,669)	(36,505)
Accrued compensation and vacation	1,647	(2,917)
Other liabilities	(3,648)	(8,123)
Cash provided by operating activities	18,929	13,776
Investing activities:		
Purchases of property and equipment	(4,095)	(3,958)
Proceeds from sale of fixed assets	40	—
Prepayments on finance lease obligations	(144)	—
Proceeds from insurance	—	1,850
Cash used in investing activities	(4,199)	(2,108)
Financing activities:		
Payment of financing costs	(2,973)	(807)
Proceeds from issuance of long term debt	33,273	1,178
Repayments of long-term debt	(4,776)	(2,977)
Borrowings under revolving credit agreement	382,968	521,088
Repayments of revolving credit agreement	(424,367)	(523,931)
Principal payments on finance leases	(2,223)	(5,070)
Cash used in financing activities	(18,098)	(10,519)
Net increase (decrease) in cash and cash equivalents	(3,368)	1,149
Cash and cash equivalents, beginning of period	4,752	3,603
Cash and cash equivalents, end of period	$ 1,384	$ 4,752
Supplemental cash flow information:		
Interest payments	$ 11,067	$ 10,269
Income tax payments, net of refunds	$ 989	$ 2,402
ASC 326 opening balance sheet adjustment	$ —	$ 3,278
Recognition of operating lease liabilities and right-of-use assets	$ 784	$ 4,877
Recognition of financing lease liabilities and right-of-use assets	$ 1,374	$ —

See accompanying notes to consolidated financial statements.

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(In thousands)

	Shares	Common Stock		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Shareholders' Equity	
Balances, July 1, 2023	10,762	$	47,728	$	82,986	$	(97)	$	130,617
Net loss	—		—		(2,787)		—		(2,787)
CECL opening balance sheet adjustment, net of tax	—		—		(3,278)		—		(3,278)
Unrealized loss on hedging instruments, net of tax	—		—		—		(118)		(118)
Share-based compensation	—		(444)		—		—		(444)
Balances, June 29, 2024	10,762	$	47,284	$	76,921	$	(215)	$	123,990
Net loss			—		(8,318)		—		(8,318)
Unrealized gain on hedging instruments, net of tax	—		—		—		1,244		1,244
Share-based compensation	—		218		—		—		218
Balances, June 28, 2025	10,762	$	47,502	$	68,603	$	1,029	$	117,134

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Business

Key Tronic Corporation and subsidiaries (the Company) is engaged in contract manufacturing for original equipment manufacturers (OEMs). The Company's headquarters are located in Spokane Valley, Washington with manufacturing operations in Oakdale, Minnesota; Fayetteville, Arkansas; Corinth, Mississippi; and foreign manufacturing operations in Juarez, Mexico; Shanghai, China; and Da Nang, Vietnam.

Liquidity

Historically, due to the timing between the procurement of raw materials, production cycle and payment from our customers, we have financed operations and met our capital expenditure requirements primarily through cash flows provided by operations and borrowings under our credit facilities. We generated operating income and net loss of $0.6 million and $(8.3) million respectively, during the 12-month period ended June 28, 2025 and have positive working capital of $142.2 million as of June 28, 2025. Due to the timing between the procurement of raw materials, production cycle and payment from our customers, we have relied on borrowings on our credit facilities to fund operations during fiscal year 2025. Based on current projections, we anticipate generating cash from operations as revenue increases in the first half of fiscal year 2026.

As of June 28, 2025, we have $25.0 million of additional borrowing capacity on our credit facility, which matures on December 3, 2029. If we are unable to meet projected operating results or extend our borrowing capacity, we may need to delay the purchase of raw materials or require our customers to fund inventory raw material costs ahead of production. Other options to increase our liquidity include factoring receivables or leveraging foreign owned assets for additional borrowing capacity. We believe that projected cash from operations, funds available under our asset-based revolving credit facility and additional financing options will be sufficient to meet our working and fixed capital requirements for at least the next 12 months.

Reclassifications

Certain prior period reclassifications were made to conform with the current period presentation. These reclassifications had no effect on reported income, comprehensive loss, cash flows, total assets, or shareholders' equity as previously reported.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries in the United States, Mexico, China and Vietnam. Intercompany balances and transactions have been eliminated during consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates include the allowance for credit losses, calculating inventory impairments related to obsolete and non-saleable inventories to value at net realizable value, deferred tax assets and liabilities, uncertain tax positions, impairment of long-lived assets, medical self-funded insurance liability, long-term incentive compensation accrual, the provision for warranty costs, and the fair value of stock appreciation rights granted under the Company's share-based compensation plan. Due to uncertainties with respect to the assumptions and estimates, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company may have cash and cash equivalents at financial institutions that are in excess of federally insured limits from time to time.

Allowance for Credit Losses

The Company evaluates the collectability of accounts receivable, contract assets, and other recoverable costs and records an allowance for credit losses, which reduces these assets to an amount that management reasonably estimates will be collected. A specific allowance is recorded against receivables considered to be impaired based on the Company's knowledge of the financial condition of the customer, and a general allowance is calculated and applied to remaining assets based on the Company's historical collection experience. In determining the amount of the allowance, the Company considers several factors including the aging of the receivables, the current business environment and historical experience. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory valuation is determined using the first-in, first-out (FIFO) method. Customer orders are based upon forecasted quantities of product manufactured for shipment over defined periods. Raw material inventories are purchased to fulfill these customer requirements. Within these arrangements, customer demands for products frequently change, sometimes creating excess and obsolete inventories. The Company regularly reviews raw material inventories by customer for both excess and obsolete quantities. Wherever possible, the Company attempts to recover its full cost of excess and obsolete inventories from customers or, in some cases, through other markets. When it is determined that the Company's carrying cost of such excess and obsolete inventories cannot be recovered in full, a charge is taken against income for the difference between the carrying cost and the estimated realizable amount. We also reserve for inventory related to specific customers covered by lead-time assurance agreements when those customers are experiencing financial difficulties or reimbursement is not reasonably assured.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and depreciated using straight-line methods over the expected useful lives of the assets. Repairs and maintenance costs are expensed as incurred.

Leases

Lease assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using the Company's incremental borrowing rate, unless the implicit rate is readily determinable. Our incremental borrowing rate represents the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. Lease assets also include any lease prepayments. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the consolidated statements of income. For further information, please refer to Footnote "Leases" of the "Notes to Consolidated Financial Statements."

Impairment of Long-lived Assets

The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews assets for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. Impaired assets are reported at the lower of cost or fair value.

Accrued Warranty

An accrual is made for expected warranty costs, with the related expense recognized in cost of goods sold. Management reviews the adequacy of this accrual quarterly based on historical analyses and anticipated product returns.

Self-funded Insurance

The Company self-funds its domestic employee health plans. The Company contracts with a separate administrative service company to supervise and administer the programs and act as its representative. The Company reduces its risk under this self-funded platform by purchasing stop-loss insurance coverage for high dollar individual claims. In addition, if the aggregate annual claims amount to more than 125 percent of expected claims for the plan year this insurance will also pay those claims amounts exceeding that level.

The Company estimates its exposure for claims incurred but not paid at the end of each reporting period and uses historical claims data supplied by the Company's broker to estimate its self-funded insurance liability. This liability is subject to a total limitation that varies based on employee enrollment and factors that are established at each annual contract renewal. Actual claims experience may differ from the Company's estimates. Costs related to the administration of the plan and related claims are expensed as incurred.

Revenue Recognition

The first step in its process for revenue recognition is to identify the contract with a customer. A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations. A contract can be written, oral, or implied. The Company generally enters into manufacturing service agreements ("MSA") with its customers that outlines the terms of the business relationship between the customer and the Company. This includes matters such as warranty, indemnification, transfer of title and risk of loss, liability for excess and obsolete inventory, pricing, payment terms, etc. The Company will also bid on a program-by-program basis for customers in which an executed MSA may not be in place. In these instances, as well as when we have an MSA in place, we receive customer purchase orders for specific quantities and timing of products. As a result, the Company considers its contract with a customer to be the combination of the MSA and the purchase order. The transaction price is fixed and set forth in each purchase order. In the Company's normal course of business, there are no variable pricing components, or material amounts refunded to customers in the form of refunds or rebates.

The Company assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time (shipment) or over time (as we manufacture the product). The Company is first required to evaluate whether its contracts meet the criteria for 'over-time' or 'point-in-time' recognition. The Company has determined that for the majority of its contracts the Company is manufacturing products for which there is no alternative use due to the unique nature of the customer-specific product, IP and other contract restrictions. The Company has an enforceable right to payment including a reasonable profit for performance completed to date with respect to these contracts. As a result, revenue is recognized under these contracts 'over-time' based on the input cost-to-cost method as it better depicts the transfer of control. This input method is based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, such as manufacturing contracts for which the terms do not provide an enforceable right to payment for performance completed to date, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon shipment to the customer. Revenue from engineering services is recognized over time as costs related to the services are incurred, which approximates proportional performance of the service. This method is used because management considers it to be the best available measure of progress on the contracts. Revenue from scrap and excess inventory sales is recognized at the point-in-time of scrap at the customers direction, or, if applicable, shipment of the material to the customer.

Shipping and Handling Fees

The Company classifies costs associated with shipping and handling fees as a component of cost of goods sold. Customer billings related to shipping and handling fees are reported as revenue.

Research, Development and Engineering

Research, development and engineering expenses include unreimbursed contract manufacturing costs as well as design and engineering costs associated with the production of contract manufacturing programs. Research, development and engineering costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities for a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

We utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments based on new assessments and changes in estimates and which may not accurately forecast actual outcomes. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax provision. The tax years 2005 through the present remain open to examination by the major U.S. taxing jurisdictions to which we are subject. For further discussions, please refer to Footnote "Income Taxes" of the "Notes to Consolidated Financial Statements."

Derivative Instruments and Hedging Activities

The Company has previously entered into foreign currency forward contracts and an interest rate swap which are accounted for as cash flow hedges in accordance with ASC 815, *Derivatives and Hedging*. The effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income (AOCI) and is reclassified into earnings in the same period in which the underlying hedged transaction affects earnings. The derivative's effectiveness represents the change in fair value of the hedge that offsets the change in fair value of the hedged item. As of June 28, 2025, the Company had outstanding foreign currency forward contracts with a notional amount of $12.9 million.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the combination of other potentially dilutive weighted average common shares and the weighted average number of common shares outstanding during the period using the treasury stock method. The computation assumes the proceeds from the exercise of stock options were used to repurchase common shares at the average market price during the period. The computation of diluted earnings per common share does not assume conversion, exercise, or contingent issuance of common stock equivalent shares that would have an anti-dilutive effect on earnings per share.

Foreign Currency Transactions

The functional currency of the Company's subsidiaries in Mexico, China and Vietnam is the U.S. dollar. Realized foreign currency transaction gains and losses for local currency denominated assets and liabilities are included in cost of goods sold.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, current liabilities, and non-current operating lease liability are reflected on the balance sheets at June 28, 2025 and June 29, 2024, reasonably approximate their fair value. The Company had an outstanding balance on its lines of credit of $71.2 million as of June 28, 2025, and $112.6 million as of June 29, 2024, with a carrying value that reasonably approximates the fair value. The Company had an outstanding balance on its foreign term loan of MXN18.9 million ($1.0 million USD) as of June 28, 2025, and MXN40.5 million ($2.2 million USD) as of June 29, 2024, with a carrying value that reasonably approximates the fair value. The domestic equipment term loans were $9.0 million as of June 28, 2025, and $5.8 million as of June 29, 2024, with a carrying value that reasonably approximates the fair value.

Share-based Compensation

The Company's incentive plan may provide for equity awards to employees in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, stock units, performance shares, performance units, and other stock-based awards. Compensation cost is recognized on a straight-line basis over the requisite employee service period, which is generally the vesting period, and is included in cost of goods sold, research, development and engineering, and selling, general, and administrative expenses. Share-based compensation is recognized only for those awards that are expected to vest, with forfeitures estimated at the date of grant based on historical experience and future expectations.

Newly Adopted and Recent Accounting Pronouncements

On November 4, 2024 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. The ASU requires entities to disclose in the notes to the financial statements specified information about certain costs and expenses. Subsequently, the FASB issued ASU 2025-01 which clarifies the effective date of ASU 2024-03 for public business entities. The ASU applies to the Company's annual reporting period beginning in fiscal year 2028 and interim reporting periods beginning in fiscal year 2029.The Company does not anticipate early adoption of the new disclosure standard.

On December 14, 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires entities to disclose more detailed information relating to their reconciliation of statutory tax rate to effective tax rate, income taxes paid by jurisdiction, pretax income (or loss) from continuing operations, and income tax expense (or benefit). The ASU applies to the Company's annual reporting period beginning in fiscal year 2026. The Company does not anticipate early adoption of the new disclosure standards.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires public entities to disclose information about their reportable segments' oversight and significant expenses on an interim and annual basis. The ASU is effective for the annual reporting period beginning in fiscal year 2025 and for interim periods beginning in fiscal year 2026. Early adoption is permitted. The Company adopted the standard during the year ended June 28, 2025. See Note 11 to the consolidated financial statements included within this report for more information on the increased disclosure for the Company's single reportable segment.

Fiscal Year

The Company operates on a 52/53 week fiscal year. Fiscal years end on the Saturday nearest June 30. As such, fiscal years 2025 and 2024 ended on June 28, 2025 and June 29, 2024, respectively. Fiscal years 2024 and 2025 were 52 week years.

2. INVENTORIES

Inventory as of June 28, 2025 is $97.3 million compared to $105.1 million as of June 29, 2024. The components of inventories consist of the following (in thousands):

	June 28, 2025	June 29, 2024
	(in thousands)	
Raw materials and supplies	$ 75,429	$ 80,570
Work-in-process	21,892	24,529
Inventories	$ 97,321	$ 105,099

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	Life	June 28, 2025	June 29, 2024
	(in years)	(in thousands)	
Land	—	$ 4,034	$ 4,034
Buildings and improvements	3 to 30	29,276	27,821
Equipment	1 to 10	94,140	80,049
Furniture and fixtures	3 to 5	7,238	6,660
Total property, plant and equipment		134,688	118,564
Accumulated depreciation		(106,961)	(89,758)
Property, plant and equipment, net		$ 27,727	$ 28,806

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
	(in thousands)	
Depreciation expense	$ 5,200	$ 5,270

4. LONG-TERM DEBT

Debt consists of the following:

	Maturity Date	Interest Rate	June 28, 2025	June 29, 2024
			(in thousands)	
Asset-based senior secured revolving credit facility (1)	December 3, 2029	7.4 %	$ 67,900	$ 107,149
Domestic term loan - Callodine (2)	December 3, 2029	11.5 %	26,500	—
Foreign line of credit (3)	December 11, 2026	11.8 %	3,253	5,403
Domestic term loan - Balboa (4)	September 19, 2030	6% to 8%	3,702	4,535
Foreign term loan - Banorte (5)	April 24, 2026	5.5 %	1,000	2,200
Domestic term loan - Bank of America (6)	August 14, 2025	4.9 %	—	1,277
Domestic term loan - Avtech 8 (7)	October 31, 2028	13.6 %	278	—
Domestic term loan - Avtech 9 (8)	June 30, 2028	11.7 %	4,996	—
Total debt			107,629	120,564
Less: current portion of debt			(6,215)	(3,123)
Less: unamortized financing costs			(2,478)	(1,059)
Long-term debt, net			$ 98,936	$ 116,382

(1) On December 3, 2024, Key Tronic Corporation (the "Company") entered into an asset-based credit agreement (the "Credit Agreement") among the Company, certain domestic subsidiaries (as co-borrowers or guarantors), BMO Bank, N.A (the "Bank"), as administrative agent and swing line lender, BMO Capital Markets as arranger and book runner, and certain financial institutions, as lenders. The Credit Agreement provides for an asset-based senior secured revolving credit facility (the "Credit Facility") of up to $115 million, maturing on December 3, 2029.

Generally, under the Credit Agreement and at the Company's option: (i) each SOFR Loan shall bear interest at a rate per annum equal to Adjusted Term SOFR (Term SOFR plus 0.10%, subject to a floor of 0.00%) plus an applicable margin of 2.50% to 3.00%, depending on the availability of borrowing amounts under the Credit Agreement; and (ii) each Base Rate Loan, Swing Line Loan or other Obligation shall bear interest at a rate per annum equal to the Base Rate (subject to a floor of 1.00%) plus an applicable margin of 1.50% to 2.00%, depending on the availability of borrowing amounts under the Credit Agreement. As of June 28, 2025, the applicable margin was 2.75% for SOFR Loans and 1.75% for Base Rate Loans. If there is an event of default under the Credit Agreement, all loans and other obligations may bear interest at a rate of an additional 2.00% on the otherwise applicable interest rates. In addition to the applicable interest rates, the Company is required to pay a fee of 0.2% per annum on the unused portion of the Credit Facility, monthly in arrears. Availability on the line of credit is generally determined based on eligible inventory and accounts receivable balances.

On May 13, 2025, the Company entered into a first amendment and limited waiver to the Credit Agreement. The amendment waived an existing event of cross-default created by an event of default under the Term Loan as defined and discussed in footnote (2) below. The amendment also adds an additional reporting requirement.

Proceeds from the Credit Facility and the Term Loan discussed below were used to pay-off the Company's prior loan and security agreement, as amended, with Bank of America, N.A. (with the related credit facility, the "Prior Credit Facility") in the amount of $99.7 million, as well as its outstanding equipment term loan, and financing costs related to the Credit Agreement. The Term Loan, may also be used to pay-off certain other existing debt, to issue letters of credit, and for other business purposes, including working capital needs. As of June 28, 2025, the Company had an outstanding balance under the asset-based revolving credit facility of $67.9 million, $0.4 million in outstanding letters of credit and $25.0 million available for future borrowings.

On August 14, 2020, the Company entered into a loan agreement with Bank of America ("Loan Agreement"). The Loan Agreement, as amended, provided for an asset-based senior secured revolving credit facility with an availability of up to $120 million, subject to the Company's borrowing base, and was set to mature on December 3, 2025. The interest rate as of December 2, 2024 at the time of pay-off was approximately 9.2%.

As of June 29, 2024, the Company had an outstanding balance under the Prior Credit Facility of $107.1 million, $0.3 million in outstanding letters of credit and $12.9 million available for future borrowings.

(2) On December 3, 2024, the Company entered into a $28 million term loan (the "Term Loan") credit agreement among the Company, certain domestic subsidiaries (as co-borrowers or guarantors), Callodine Commercial Finance, LLC ("Callodine"), as administrative agent, and certain financial institutions, as term loan lenders. The Term Loan requires quarterly repayments of principal in the amount of $0.75 million. The remainder will be payable at maturity which is the earlier of December 3, 2029 or the maturity of the Credit Agreement described above. The Term Loan bears interest at Adjusted Term SOFR (Term SOFR plus 0.15%, subject to a floor of 3.50%) plus an applicable margin of 7.00%. If there is an event of default under the Term Loan, all loans and other obligations may bear interest at a rate of an additional 2.00% on the otherwise applicable interest rate.

On May 13, 2025, the Company entered into a first amendment and limited waiver to the Term Loan. The amendment waived an existing event of default relating to non-compliance with minimum required earnings before interest, depreciation, amortization, and other adjustments for the period ending March 29, 2025. The amendment permanently adds an additional reporting requirement, and requires minimum earnings before interest, taxes, depreciation, amortization, and other adjustments only if average daily availability for the applicable fiscal quarter is less than 12.5% of the combined borrowing base.

(3) On December 11, 2023, the Company entered into a loan agreement in Mexican peso with Banorte Financial Group. The agreement provides for a three-year secured line of credit up to MXN100 million, subject to the Company's borrowing base, maturing on December 11, 2026. The credit facility bears interest at Iterbancario de Equilibrio Interest Rate plus 2.75%, and as of June 28, 2025, was 11.8%. As of June 28, 2025, the Company had an outstanding balance under the revolving credit facility of MXN61 million ($3.25 million USD) and MXN39 million ($1.67 million USD) available for future borrowings.

(4) On September 19, 2023, the Company entered into a $1.1 million equipment financing agreement with Ameris Bank dba Balboa Capital ("Balboa Capital"). Combining with other equipment financing agreements entered in the third quarter of fiscal year 2023, a total of $5.5 million relates to the Company's existing manufacturing equipment that bears an interest rate range of 6% - 8% and matures in the first quarter of fiscal 2030. Under these loan agreements, equal monthly payments of $94,000

commenced in the fourth quarter of fiscal year 2024 and will continue through the maturity of the equipment financing facility in the first quarter of fiscal 2030.

(5) On November 24, 2020, the Company entered into a $6.0 million equipment financing facility related to the Company's existing manufacturing equipment that bears interest at 5.52% and matures on April 24, 2026. Under this loan agreement, equal monthly payments of $100,000 commenced on May 24, 2021 and will continue through the maturity of the equipment financing facility on April 24, 2026.

(6) On August 14, 2020, the Company entered into a $5.0 million equipment financing facility with Bank of America relating to the Company's existing U.S. manufacturing equipment that accrued interest at 4.85% and was set to mature on August 14, 2025. Under this loan agreement, equal monthly payments of approximately $94,000 commenced on September 14, 2020 and continued through the pay-off of the Prior Credit Facility on December 4, 2024.

(7) On May 1, 2025, the Company entered into a $4.0 million equipment financing facility related to new manufacturing equipment that bears interest at 13.56% and matures on October 31, 2028. Under this loan agreement, equal quarterly payments of $383,679 will commence when the full amount of the facility is drawn and will continue through the maturity of the equipment financing facility on October 31, 2028.

(8) On March 6, 2025, the Company entered into a $5.0 million equipment financing facility related to the Company's existing manufacturing equipment that bears interest at 11.71% and matures on June 30, 2028. Under this loan agreement, equal quarterly payments of $464,361 commenced on July 15, 2025 and will continue through the maturity of the equipment financing facility on June 30, 2028.

Debt maturities as of June 28, 2025 for the next four years are as follows (in thousands):

Fiscal Years Ending		Amount
2026	$	6,215
2027		8,828
2028		6,337
2029		3,792
2030 - Thereafter	$	82,457
Total debt	$	107,629
Unamortized financing costs		(2,478)
Long-term debt, net of unamortized financing costs	$	105,151

The Company must comply with certain financial covenants, including average and daily availability and, if triggered, earnings before interest, taxes, depreciation, amortization and other adjustments and a fixed charge coverage ratio covenant will apply. The credit agreement requires the Company to grant certain inspection rights to Bank of Montreal, limit or restrict the Company's cash management; limit or restrict the ability of the Company to incur additional liens, make acquisitions or investments, incur additional indebtedness, engage in mergers, consolidations, liquidations, dissolutions, or dispositions, pay dividends or other restricted payments, prepay certain indebtedness, engage in transactions with affiliates, and use proceeds. As of June 28, 2025, the Company was in compliance with all applicable financial covenants. On May 13, 2025, the Company executed a first amendment and limited waiver to the Term Loan which waived an existing event of default as of that date. Also on May 13, 2025, the Company executed a first amendment and limited waiver to the Credit Agreement which waived an existing event of cross-default as of that date.

5. INCOME TAXES

Income tax benefit consists of the following:

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
	(in thousands)	
Current income tax provision (benefit):		
United States	$ 112	$ 263
Foreign	2,841	1,451
	2,953	1,714
Deferred income tax provision (benefit):		
United States	(5,546)	(4,322)
Foreign	(1,050)	208
	(6,596)	(4,114)
Total income tax benefit	$ (3,643)	$ (2,400)

The Company has gross tax credit carryforwards of approximately $11.1 million at June 28, 2025 consisting of federal research and development (R&D) tax credits.

Management has reviewed all deferred tax assets for purposes of determining whether a valuation allowance may be required. A valuation allowance against deferred tax assets is required if it is more likely than not that some of the deferred tax assets will not be realized. In spite of the Company's current cumulative loss position before nonrecurring items such as cyber losses and restructuring costs, based upon the Company's historical profitability and forecasted income, management determined that it is more likely than not that the deferred tax assets will be realized. The Company's largest deferred tax assets are federal research and development tax credits, deferred research and development expenses, and interest expense deduction carryforwards. Company forecasts show that the credits will be utilized within the expiration period. Deferred research and development expenses will be deductible in fiscal year 2026 under the One Big Beautiful Bill Act. Interest expense deduction carryforwards, which never expire and carry forward indefinitely, are projected to be utilized in future periods as profitability increases and interest expense decreases. Profitability is forecasted in the coming years due to the nonrecurrence of significant expense items in recent years such as cyber losses and restructuring costs, the future cost benefits associated with the restructuring costs, and significant income and increased margins from multiple new customers. The Company has closely monitored the realizability of deferred tax assets, tracking book income, permanent differences, and nonrecurring items while projecting future utilization of deferred tax assets, and will continue to do so as future actual results are compared to forecasted results.

On January 27, 2021, the Company received official notice from the Vietnamese tax authorities, confirming tax benefits awarded related to the Company's principal product line in Vietnam (the "Tax Holiday"). Under the Tax Holiday, the tax rate applied to income derived from this product line will be zero percent for four years beginning with fiscal year 2021, then five percent for nine years, then ten percent for one year (as opposed to the normal twenty percent Vietnamese statutory rate).

The Company continuously evaluates impact of tax law and regulatory changes. The Company noted no changes during the current quarter or fiscal year that would have a material impact on its provision for income taxes or overall income tax position.

After the end of fiscal year 2025, on July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, which includes several tax related provisions that may impact the Company beginning in fiscal year 2026. The Company is still evaluating the implications, and it is expected that these tax law changes will mitigate federal income taxes payable, but it is not expected to materially impact the Company's overall tax position and effective tax rate.

The 2017 Tax Cuts and Jobs Act (TCJA) mandated that, for tax years after fiscal year 2022, certain costs incurred for research and development (R&D) activities would no longer be allowed for immediate deduction but would be capitalized and amortized over 5 years (for R&D activities performed domestically) or 15 years (for R&D activities performed abroad). The Company began capitalizing and amortizing such costs in fiscal year 2023, resulting in an increase to income taxes payable that was largely offset by the utilization of R&D credit carryovers. However, one aspect of the OBBBA is to eliminate the capitalization requirement and the Company expects to expense any unamortized capitalized R&D costs in fiscal year 2026.

In future years, repatriations of cash will generally be tax-free in the U.S. However, withholding taxes in China may still apply to any such future repatriations. In the fourth quarter of fiscal year 2025, Management changed its indefinite investment assertions relating to the portion of accumulated earnings and profits in China that may be repatriated in the future and updated its deferred tax liability based on the withholding tax expected in connection with future repatriation. Accordingly, management estimates that future repatriations of cash from China may result in approximately $0.3 million of withholding tax. There would be no offsetting foreign tax credits in the U.S. and as such, this potential liability is a direct cost associated with actual repatriations. Withholding taxes will not apply to future repatriations from Mexico or Vietnam.

The Company expects to repatriate approximately $2.9 million from China, in the future. All other unremitted foreign earnings are expected to remain permanently reinvested for planned fixed assets purchases and improvements in foreign locations.

The Company's effective tax rate differs from the federal tax rate as follows:

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
	(in thousands)	
Federal income tax provision at statutory rates	$ (2,512)	$ (1,089)
State income taxes, net of federal tax effect	(264)	(145)
Foreign tax rate differences	284	(71)
Effect of income tax credits	(569)	(929)
Previously unrecognized tax benefits	—	(232)
Inflation adjustments	115	132
Deferred income tax on unremitted foreign earnings	(474)	39
Global Intangible Low-Taxed Income (GILTI) tax	—	53
Provision to return reconciliation	(44)	(68)
Equity compensation shortfall	33	51
Foreign exchange gains/losses unrealized for tax purposes	(204)	(126)
Other	(8)	(15)
Income tax benefit	$ (3,643)	$ (2,400)

The domestic and foreign components of loss before income taxes were:

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
	(in thousands)	
Domestic	$ (19,691)	$ (13,539)
Foreign	7,730	8,352
Loss before income taxes	$ (11,961)	$ (5,187)

Deferred income tax assets and liabilities consist of the following at:

	June 28, 2025	June 29, 2024
	(in thousands)	
Deferred tax assets:		
Tax credit carryforwards, net	$ 8,121	$ 7,544
Inventory	240	252
Identifiable intangibles	185	247
Accruals	2,764	2,340
Property, plant, and equipment	13	—
ASC 606 deferred costs	2,803	3,852
Lease liabilities	2,721	3,542
Interest expense deduction carryforward	5,362	2,765
Research and development expenses	7,818	6,042
Other	389	505
Deferred income tax assets	$ 30,416	$ 27,089
Deferred tax liabilities:		
Accrued withholding tax - unremitted earnings	$ (287)	$ (796)
Property, plant, and equipment	—	(127)
Right-of-use assets	(2,737)	(3,609)
Tax capital lease liabilities	(504)	(764)
ASC 606 accelerated revenue	(2,826)	(3,882)
Other	(665)	(798)
Deferred income tax liabilities	$ (7,019)	$ (9,976)
Net deferred income tax assets	$ 23,397	$ 17,113
Balance sheet caption reported in:		
Long-term deferred income tax asset	$ 23,397	$ 17,376
Long-term deferred income tax liability	—	(263)
Net deferred income tax asset	$ 23,397	$ 17,113

Uncertain Tax Positions:

The Company has R&D tax credits that approximate $11.1 million that have 20-year carryforwards before expiring. The Company's R&D tax credits expire in various fiscal years from 2033 to 2045.

As of June 28, 2025, the Company had unrecognized tax benefits of $3.0 million related to its gross R&D tax credits. The unrecognized tax benefits relate to certain R&D tax credits generated from 2005 to 2025.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
	(in thousands)	
Beginning balance	$ 2,899	$ 3,028
Additions based on tax positions related to the current year	80	110
Adjustment to prior year tax positions & amended tax returns	(16)	(7)
Lapse of statute of limitations	—	(232)
Ending balance	$ 2,963	$ 2,899

The $3.0 million of unrecognized tax benefits at the end of fiscal year 2025, if recognized, would reduce the effective tax rate. Management does not anticipate any material changes to this amount during the next 12 months.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in its income tax provision. The Company has not recognized any interest or penalties in the fiscal years presented in these financial statements. The Company is subject to income tax in the U.S. federal jurisdiction, various state jurisdictions, Mexico, China and Vietnam. Certain years remain subject to examination but there are currently no ongoing exams in any taxing jurisdiction.

6. EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing net loss (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Diluted EPS is computed by including both the weighted-average number of shares outstanding and any dilutive common share equivalents in the denominator. The following table presents a reconciliation of the denominator and the number of antidilutive common share awards that were not included in the diluted earnings per share calculation. These antidilutive securities occur when equity awards outstanding have an option price greater than the average market price for the period:

	Fiscal Year Ended (in thousands, except per share information)	
	June 28, 2025	June 29, 2024
Net loss	$ (8,318)	$ (2,787)
Weighted average shares outstanding—basic	10,762	10,762
Effect of dilutive common stock awards	—	—
Weighted average shares outstanding—diluted	10,762	10,762
Net loss per share—basic	$ (0.77)	$ (0.26)
Net loss per share—diluted	$ (0.77)	$ (0.26)
Antidilutive stock-based awards not included in diluted earnings per share	11	515

7. STOCK-BASED COMPENSATION AND BENEFIT PLANS

The Company's 2024 Incentive Plan provides for equity and liability awards to employees and non-employee directors with service and performance vesting conditions in the form of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, stock awards, stock units, performance shares, performance units, and other stock-based or cash-based awards. The 2024 Incentive Plan replaced the previous 2010 Incentive Plan, which provided for similar awards, and expired on October 24, 2024. At June 28, 2025, 1,596,135 shares were available for grant from the 2024 Incentive Plan. New shares of common stock are issued upon the exercise of SARs or when vesting conditions on restricted stock units are fully satisfied. Compensation cost is recognized on a straight-line basis over the requisite employee service period, which is generally the vesting period, and is recorded as employee compensation expense in cost of goods sold, research, development and engineering, and selling, general and administrative expenses. Share-based compensation is recognized only for those awards that are expected to vest. For SARs awards forfeitures are estimated at the date of grant based on historical experience and future expectations. Due to a lack of historical experience and a different grant pool than SARs, forfeitures for restricted stock units are accounted for prospectively as they occur.

Stock Appreciation Rights

In addition to service conditions, SARs contain a performance condition. The additional performance condition is based upon the achievement of Return on Invested Capital (ROIC) goals relative to a peer group. All awards with performance conditions are evaluated quarterly to determine the likelihood that performance metrics will be achieved during the performance period. These awards are charged to compensation expense over the requisite service period based on the number of shares expected to vest. If the performance and service conditions are attained, then the SARs cliff vest after the completion of the three-year period from date of grant and expire five years from date of grant.

	SARs	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Balance, July 1, 2023	626,250 $	— $	6.41	2.2
SARs forfeited	(137,500)		6.9	
SARs expired	(101,250)		8.17	
Balance, June 30, 2024	387,500 $	—	5.78	1.8
SARs forfeited	(136,250)		7.17	
SARs expired	(115,000)		4.93	
Balance, June 28, 2025	136,250 $	— $	5.10	2.1
Exercisable at June 28, 2025	—	—	—	—

The Black-Scholes option valuation model is used by the Company for estimating the fair value of SARs. Option valuation models require the input of highly subjective assumptions, particularly for the expected term and expected stock price volatility. Changes in these assumptions can materially affect the fair value estimates. There were no SARs granted during fiscal years ended June 28, 2025 and June 29, 2024.

Share-based compensation expense is recognized only for those awards that are expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. This forfeiture rate will be revised, if necessary, in subsequent periods if actual forfeitures differ from the amount estimated. Total SARs expense recognized during fiscal years ended June 28, 2025 and June 29, 2024 was approximately $(141,000) and $(400,000), respectively

There were no SARs exercised during fiscal years ended June 28, 2025 or June 29, 2024.

As of June 28, 2025, there is no unrecognized compensation expense for SARs awards due to unachieved performance.

Restricted Stock Units

The Company grants restricted stock units that have a performance condition and/or a service condition. Restricted stock units with only a service condition generally vest in equal annual installments over a maximum of three years. Certain restricted stock units are granted with a performance condition. The final number of shares issued will be determined annually based on the achievement of annual financial targets. Forfeitures for restricted stock units are accounted for prospectively as they occur. The fair value of restricted stock units is the market close price on the date of grant.

The Company granted 329,457 restricted stock units at a weighted average grant date fair value of $4.52 per share during the fiscal year ended June 28, 2025. During the same period, 47,880 restricted stock units with a weighted average grant date fair value of $4.52 per share were forfeited due to not meeting the minimum performance threshold as of June 28, 2025. Total restricted stock unit expense recognized during the fiscal year ended June 28, 2025 was approximately $359,000.

As of June 28, 2025, total unrecognized compensation expense on restricted stock units was $0.9 million, which is expected to be recognized over a weighted average period of approximately 2.09 years.

The company has defined contribution plans available to U.S. employees who have attained age 21. Company contributions to the plans were approximately $1.4 million during fiscal years ended June 28, 2025 and $1.3 million during June 29, 2024, respectively.

8. COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters

The Company is party to certain lawsuits or claims in the ordinary course of business. The Company does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the financial position, results of operations or cash flow of the Company.

Warranties

The Company provides warranties on certain product sales. Allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires the Company to make estimates of product return rates and expected costs to repair or to replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from management's estimates, adjustments to recognize additional cost of sales may be required in future periods. As of June 28, 2025 and June 29, 2024, the reserve for warranty costs was approximately $26,000 and $164,000 respectively.

Leases

Please refer to Footnote "Leases" of the "Notes to Consolidated Financial Statements" for information regarding lease commitments.

Internal Investigation

During fiscal year 2021, the Company's Audit Committee completed an internal investigation arising from a notification from an employee regarding certain alleged accounting irregularities. In January 2021, the Company determined that improper accounting resulted in an understatement of cost of goods sold and an overstatement of inventories. Subsequent to the matter identified in January 2021, additional inventory accounting errors unrelated to the investigation were also identified by management. The investigation did not result in a restatement of our previously filed financial statements. The Company is cooperating with the Securities and Exchange Commission's (the "SEC") inquiries related to the internal investigation. The Company cannot currently form an estimate of any possible loss or range of loss, including any potential monetary penalties; or other remedies potentially imposed by the SEC.

Indemnification Rights

Under the Company's bylaws, the Company's directors and officers have certain rights to indemnification by the Company against certain liabilities that may arise by reason of their status or service as directors or officers. The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors and officers and former directors in certain circumstances.

9. DERIVATIVE FINANCIAL INSTRUMENTS

A significant portion of our operations are in foreign locations, which results in transactions occurring in currencies other than the U.S. Dollar. As a part of our risk management strategy, we use Mexican Peso forward contracts to hedge foreign currency fluctuations for a portion of our Mexican Peso denominated expenses. As of June 28, 2025, the Company had outstanding foreign currency forward contracts with a total notional amount of $12.9 million. The maturity dates for these contracts extend through December 2025. For the three months ended June 28, 2025, the Company did not enter into any foreign currency forward contracts and settled $8.0 million of such contracts. During the same period of the previous year, the Company entered $12.5 million of foreign currency forward contracts and did not settle any of such contracts.

For the twelve months ended June 28, 2025, the Company entered into $29.0 million of foreign currency forward contracts and settled $28.6 million of such contracts. During the same period of the previous year, the Company entered into $19.0 million of foreign currency forward contracts and settled $6.5 million of such contracts.

Changes in the fair value of the forward contracts are recognized as a component of OCI and will be recognized in cost of sales when the hedged item affects earnings. The amount of net gains expected to be reclassified into earnings in the next 6 months is $1.1 million.

On November 6, 2019, the Company entered into an interest rate swap contract with an effective date of November 6, 2019 and a termination date of November 1, 2023, related to the borrowings outstanding under the line of credit with Wells Fargo Bank. This interest rate swap contract was terminated on August 14, 2020 when the Company entered into the Loan Agreement with Bank of America. On the date of termination this interest rate swap was in a liability position of $776,500, which has been amortized to interest expense over the original term of the swap.

The following table summarizes the fair value of the derivative instruments in the Consolidated Balance Sheets as of June 28, 2025 and June 29, 2024 (in thousands):

		Fair Value	
Derivatives designated as hedging instruments under Subtopic 815-20	**Balance Sheet Location**	**June 28, 2025**	**June 29, 2024**
Foreign currency forward contracts	Other current assets	$ 1,330	$ —
Foreign currency forward contracts	Other current liabilities	$ —	$ (277)

The following tables summarize the gain (loss) on derivative instruments, net of tax, on the Consolidated Statements of Operations for the fiscal year 2025 and 2024, respectively (in thousands):

Derivatives Designated as Hedging Instruments	Classification of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	AOCI Balance as of June 29, 2024	Effective Portion Recorded In AOCI	Effective Portion Reclassified From AOCI Into Income	AOCI Balance as of June 28, 2025
Forward contracts	Cost of sales	215	(2,803)	1,559	(1,029)
Total		$ 215	(2,803)	1,559	(1,029)

Derivatives Designated as Hedging Instruments	Classification of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	AOCI Balance as of July 1, 2023	Effective Portion Recorded In AOCI	Effective Portion Reclassified From AOCI Into Income	AOCI Balance as of June 29, 2024
Forward contracts	Cost of sales	$ —	$ 287	$ (72)	$ 215
Interest rate swap	Interest expense	(97)	—	97	—
Total		$ (97)	$ 287	$ 25	$ 215

As of June 28, 2025, the Company does not have any foreign exchange contracts with credit-risk-related contingent features. The Company is subject to the risk of fluctuating interest rates from our line of credit and foreign currency risk resulting from our China and Vietnam operations. The Company does not currently manage these risk exposures by using derivative instruments.

10. FAIR VALUE MEASUREMENTS

The Company has adopted ASC 820, *Fair Value Measurements,* which defines fair value, establishes a framework for assets and liabilities being measured and reported at fair value and expands disclosures about fair value measurements. There are three levels of fair value hierarchy inputs used to value assets and liabilities which include: Level 1 – inputs are quoted market prices for identical assets or liabilities; Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 – inputs are unobservable inputs for the asset or liability. There have been no changes in the fair value methodologies used at June 28, 2025 and June 29, 2024.

The carrying values of cash and cash equivalents, accounts receivable, contract assets, and current liabilities are reflected on the balance sheets at June 28, 2025 and June 29, 2024 and reasonably approximate their fair value.

The Company's long-term debt, which is measured at amortized cost, primarily consists of an asset-based revolving credit facility, term loans, and equipment loans. The asset-based revolving credit facility and Callodine term loan borrowings bear interest at Adjusted SOFR per the loan agreements. Each of these rates is a variable floating rate dependent upon current market conditions and the Company's current average availability as discussed along with the interest rates for all long-term debt agreements in Footnote "Long-Term Debt" of the "Notes to Consolidated Financial Statements."

As a result of the determinable market rates for our asset-based revolving credit facility and equipment loans, they are classified within Level 2 of the fair value hierarchy. Further, the carrying value of each of these instruments reasonably approximates their fair value as of June 28, 2025 and June 29, 2024.

11. SEGMENT INFORMATION AND ENTERPRISE-WIDE DISCLOSURES

Operating segments are defined in ASC Topic 280, *Segment Reporting* as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of June 28, 2025, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services, as this is the only discrete financial information that is regularly reviewed by the chief operating decision maker. This segment provides integrated electronic and mechanical engineering, assembly, sourcing and procurement, logistics, and new product testing for our customers. The chief operating decision maker assesses performance and determines resource allocation for the Company's single reportable segment based on consolidated net income/loss and total assets/liabilities. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. Significant segment measures include gross profit which is primarily composed of materials spend and labor costs, which are further presented below.

Products and Services

Of the revenues for the years ended June 28, 2025, and June 29, 2024 contract manufacturing sales and services were $467.9 million and $566.9 million, respectively.

Geographic Areas

Net sales and long-lived assets (property, plant, and equipment) by geographic area for the years ended and as of June 28, 2025 and June 29, 2024 are summarized in the following table. Net sales set forth below are based on the shipping destination. Long-lived assets information is based on the physical location of the asset and includes property, plant and equipment, net, and operating lease right-of-use assets, net.

	Fiscal Year Ended (in thousands)			
		2025		2024
Geographic net sales:				
Domestic (U.S.)	$	368,558	$	439,334
Foreign		99,313		127,608
Total	$	467,871	$	566,942
Long-lived assets:				
United States	$	20,519	$	24,497
Mexico		13,368		15,531
Vietnam		4,845		3,780
China		342		414
Total	$	39,074	$	44,222

Percentage of net sales made to customers located in the following countries:

	Fiscal Year Ended	
	2025	2024
United States	79%	77%
China	20%	22%
Other foreign countries [a]	1%	1%
Total	100%	100%

(a) No other individual foreign country accounted for 10% or more of the foreign sales in fiscal years 2025 and 2024

Significant Customers

The percentage of net sales to and trade accounts receivables from significant customers were as follows:

	Percentage of Net Sales Fiscal Year		Percentage of Trade Receivables Fiscal Year	
	2025	2024	2025	2024
Customer A	25%	20%	16%	21%

Significant Segment Measures

In accordance with the adoption of ASU 2023-07 in 2025, the Company determined that significant segment measures included gross profit which is primarily composed of materials and labor costs as follows (in thousands):

	Twelve Months Ended	
	June 28, 2025	June 29, 2024
Materials	$ 276,366	$ 354,080
Labor costs	111,682	125,856
Other	43,396	47,127
Total Cost of sales	$ 431,444	$ 527,063

12. REVENUE

Revenue Recognition

The Company specializes in services ranging from product manufacturing to engineering and tooling services. The first step in its process for revenue recognition is to identify the contract with a customer. A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations. A contract can be written, oral, or implied. The Company generally enters into manufacturing service agreements ("MSA") with its customers that outlines the terms of the business relationship between the customer and the Company. This includes matters such as warranty, indemnification, transfer of title and risk of loss, liability for excess and obsolete inventory, pricing, payment terms, etc. The Company will also bid on a program-by-program basis for customers in which an executed MSA may not be in place. In these instances, as well as when we have an MSA in place, we receive customer purchase orders for specific quantities and timing of products. As a result, the Company considers its contract with a customer to be the combination of the MSA and the purchase order. The transaction price is fixed and set forth in each purchase order. In the Company's normal course of business, there are no variable pricing components, or material amounts refunded to customers in the form of refunds or rebates.

The Company assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time (shipment) or over time (as we manufacture the product). The Company is first required to evaluate whether its contracts meet the criteria for 'over-time' or 'point-in-time' recognition. The Company has determined that for the majority of its contracts the Company is manufacturing products for which there is no alternative use due to the unique nature of the customer-specific product, IP and other contract restrictions. The Company has an enforceable right to payment including a reasonable profit for performance completed to date with respect to these contracts. As a result, revenue is recognized under these contracts 'over-time' based on the input cost-to-cost method as it better depicts the transfer of control. This input method is based on the ratio of costs incurred to date as compared to the total estimated costs at completion of the performance obligation. For all other contracts that do not meet these criteria, such as manufacturing contracts for which the terms do not provide an enforceable right to payment for performance completed to date, the Company recognizes revenue when it has transferred control of the related manufactured products which generally occurs upon shipment to the customer. Revenue from engineering services is recognized over time as costs related to the services are incurred, which approximates proportional performance of the service. This method is used because management considers it to be the best available measure of progress on the contracts. Revenue from scrap and excess inventory sales is recognized at the point-in-time of scrap at the customers direction, or, if applicable, shipment of the material to the customer.

The Company's typical payment terms are 30 to 45 days and its sales arrangements do not contain any significant financing component for its customers.

The Company generally provides a warranty for workmanship on its manufacturing contracts. Although we offer warranties on our products, our warranties are considered to be assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in ASC 606, assurance-type warranties do not represent separate performance obligations; therefore, the primary performance obligation in the majority of our contracts is the delivery of a specific good through the purchase order submitted by our customer.

The Company elected to not disclose information about remaining performance obligations as they are part of contracts that that have expected durations of one year or less.

The Company has elected to expense costs to obtain contracts as incurred as these costs are immaterial to the financial statements.

During fiscal 2025 and 2024, no revenues were recognized from performance obligations satisfied or partially satisfied in previous periods.

Contract Balances

A contract asset is recognized when the Company has recognized revenue, but has not issued an invoice for payment. Contract assets are classified separately on the condensed consolidated balance sheet and transferred to receivables when the right to payment becomes unconditional.

The following table summarizes the activity in the Company's contract assets during the twelve months ended June 28, 2025 (in thousands):

	Contract Assets
Beginning balance, June 29, 2024	$ 21,250
Revenue recognized	$ 443,294
Amounts collected or invoiced	(447,135)
Ending balance, June 28, 2025	$ 17,409

The following table summarizes the activity in the Company's contract assets during the twelve months ended June 29, 2024 (in thousands):

	Contract Assets
Beginning balance, July 1, 2023	$ 29,925
Revenue recognized	497,348
Amounts collected or invoiced	(506,023)
Ending balance, June 29, 2024	$ 21,250

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated for the twelve months ended June 28, 2025, the twelve months ended June 29, 2024, (in thousands):

Recognition		Revenue		
		June 28, 2025		June 29, 2024
Over-Time	$	443,294	$	497,348
Point-in-Time		24,577		69,594
Total	$	467,871	$	566,942

13. LEASES

The Company has several commitments under operating and financing leases for warehouses, manufacturing facilities, office buildings, and equipment with initial terms that expire at various dates during the next 1 year to 6 years.

The Company has some leases that include an extension clause. Management has considered the likelihood of exercising each extension option included and estimated the duration of the extension option, for those leases management determined to be reasonably certain, in calculating the lease term for measurement of the right of use asset and liability.

For operating leases, management assumed a discount rate of 4.07%. The weighted average discount rate is disclosed in the tables below.

The components of lease cost were as follows as of June 28, 2025 and June 29, 2024 (in thousands):

Lease cost	Classification	Year Ended June 28, 2025		Year Ended June 29, 2024
Operating lease cost	Cost of sales	$ 5,135	$	4,814
Operating lease cost	Selling, general and administrative expenses	$ 732	$	734
Financing lease cost	Cost of sales	$ 3,369	$	4,865
Financing lease cost	Selling, general and administrative expenses	$ 171	$	206
Total lease cost		$ 9,407	$	10,619
Fixed lease cost		$ 6,335	$	6,169
Short-term lease cost		3,072		4,450
Total lease cost		$ 9,407	$	10,619

Amounts reported in the Consolidated Balance Sheet as of June 28, 2025 and June 29, 2024 were (in thousands, except weighted average lease term and discount rate):

		June 28, 2025		June 29, 2024
Operating Leases:				
Operating lease right of use assets	$	11,347	$	15,416
Operating lease liabilities [1]	$	11,347	$	15,416
Weighted-average remaining lease term (in years)				
Operating leases		3.29		3.97
Weighted-average discount rate				
Operating leases		4.07%		4.00%
Financing Leases (2):				
Financing lease right of use assets	$	2,244	$	3,569
Financing lease liabilities	$	1,912	$	2,128
Weighted-average remaining lease term (in years)				
Financing leases		2.35		1.06
Weighted-average discount rate				
Financing leases		10.11%		11.18%

(1) The current portion of the total operating lease liabilities of $4.5 million is classified under *Other Current Liabilities*, resulting in $6.9 million classified under *Operating Lease Liabilities* in the *Long-term Liabilities* section of the condensed consolidated balance sheet.

(2) The total finance lease right of use assets of $2.2 million is classified under *Other Long-term Assets*. The current portion of the total finance lease liabilities of $1.0 million is classified under *Other Current Liabilities*, resulting in $1.0 million classified in *Other Long-term Liabilities* section of the condensed consolidated balance sheet.

Future lease payments under non-cancellable leases as of June 28, 2025 are as follows (in thousands):

Fiscal Years Ending		Operating Leases		Finance Leases
2026	$	4,488	$	983
2027		3,404		519
2028		2,324		606
2029		1,051		—
2030		470		—
Thereafter		352		—
Total undiscounted lease payments		12,089		2,108
Less: present value discount		(742)		(196)
Total lease liabilities	$	11,347	$	1,912

As of June 28, 2025, we have additional operating and finance leases for commercial properties and equipment that have not yet commenced with future lease payments of approximately $28.6 million and $5.1 million, respectively.

Item 9:   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

Item 9A: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

It is the responsibility of our management to establish, maintain, and monitor disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Additionally, these disclosure controls include controls and procedures that are designed to accumulate and communicate the information required to be disclosed to our Chief Executive Officer and Chief Financial Officer, allowing for timely decisions regarding required disclosures.

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b).

Based on our assessment, we believe that as of June 28, 2025, the Company's disclosure controls and procedures are effective based on that criteria.

Management's Report on Internal Control over Financial Reporting

Our management has the responsibility to establish and maintain adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal controls are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our external financial statements in accordance with generally accepted accounting principles (GAAP).

Due to inherent limitations of any internal control system, management acknowledges that there are limitations as to the effectiveness of internal controls over financial reporting and therefore recognize that only reasonable assurance can be gained from any internal control system. Accordingly, our internal control system may not detect or prevent material misstatements in our financial statements and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, we have performed an assessment of the effectiveness of our internal controls over financial reporting as of June 28, 2025. This assessment was based on the criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on our assessment, we believe that as of June 28, 2025, the Company's internal control over financial reporting is effective based on that criteria.

Remediation Update

As of June 29, 2024, the Company had identified material weaknesses in its internal control over financial reporting that were remediated during the fiscal year ended June 28, 2025 as discussed further below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses had been identified:

The Company had not fully maintained components of the COSO framework, including elements of the control environment, risk assessment, control activities, and monitoring activities components, relating to: (i) sufficiency of processes to identify and analyze risks to the achievement of objectives across the entity, (ii) sufficiency of competent personnel with appropriate levels of knowledge, experience, and training in accounting, and internal control matters to perform assigned responsibilities and have appropriate accountability for the design and operation of internal control over financial reporting; (iii) sufficiency of procedures to select and develop control activities that contribute to the mitigation of risks, and (iv) performing ongoing evaluations to ascertain whether the components of internal control were present and functioning.

The entity level material weaknesses had contributed to material weaknesses within the Company's financial close and reporting processes as follows:
- The Company had not designed and implemented effective controls over the adoption of new accounting standards.
- The Company had not designed and implemented effective controls over the accounting for revenue recognition relating to cost recovery of material price variances.

These material weaknesses resulted in the restatement of our consolidated financial statements as of and for the years ended July 1, 2023 and July 2, 2022 and our unaudited consolidated statements of operations for the quarters ended March 30, 2024,

December 30, 2023, September 30, 2023, April 1, 2023, December 31, 2022, October 1, 2022, April 2, 2022, January 1, 2022 and October 2, 2021, and revision of our unaudited consolidated balance sheets as of March 30, 2024, December 30, 2023, and September 30, 2023.

As a result of this determination in the prior fiscal year, management completed the following actions during the year ended June 28, 2025 to remediate the identified material weaknesses in its internal control over financial reporting:

- Training related to the proper accounting for material price variances
- Enhancing closing process documentation related to material price variances
- Hiring of technical accounting finance staff with US GAAP knowledge and experience; and
- Enhancing closing process documentation related to adoption of new accounting standards

As of June 28, 2025, the material weaknesses have been remediated. We will continue to assess the effectiveness of our controls in connection with our future assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during our fourth fiscal quarter ended June 28, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)).

Item 9B: OTHER INFORMATION

During the fiscal year ended June 29, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K, Item 408.

Item 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


Item 10:   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors of the Registrant

Information on the nominees for election as Directors of the Company is incorporated herein by reference from the Company's definitive proxy statement for the 2025 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2025 fiscal year (the "2025 Proxy Statement").

Executive Officers of the Registrant

This information is included in a separate item captioned "Executive Officers of the Registrant" in Item 1 of Part 1 of this Annual Report on Form 10-K pursuant to Instruction G(3) of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K and is incorporated herein by reference.

Compliance with Section 16(a) of the Exchange Act:

Information under the caption "Delinquent Section 16(a) Reports" in the Company's 2025 Proxy Statement is incorporated herein by this reference.

Code of Conduct

The Board of Directors has adopted a written Code of Conduct which applies to its directors and employees, including its executive officers. The Code of Conduct is available on the Company's website at www.keytronic.com. The Company intends to disclose on its website any amendments to or waivers of the Code of Conduct.

Item 11:   EXECUTIVE COMPENSATION

Information appearing under the caption "Executive Compensation" in the Company's 2025 Proxy Statement is incorporated herein by this reference.

Item 12:   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information under the captions "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in the Company's 2025 Proxy Statement is incorporated herein by this reference.

Item 13:   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information appearing under the caption "Related Person Transactions" and "Directors' Independence" in the Company's 2025 Proxy Statement is incorporated herein by this reference.

Item 14:   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is Baker Tilly US, LLP, Chicago, Illinois, Auditor Firm ID: 23

Information appearing under the caption "Principal Accountant Fees and Services" in the Company's 2025 Proxy Statement is incorporated herein by this reference.


PART IV


Item 15:   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. FINANCIAL STATEMENTS

	Page in Form 10-K
FINANCIAL STATEMENTS	
Report of Independent Registered Public Accounting Firm (Moss Adams, LLP)	30
Consolidated Balance Sheets	32
Consolidated Statements of Income	33
Consolidated Statements of Comprehensive Loss	34
Consolidated Statements of Cash Flows	35
Consolidated Statements of Shareholders' Equity	36
Notes to Consolidated Financial Statements	35

3. EXHIBITS

Exhibit No.	Description
3.1	Articles of Incorporation, incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended July 3, 2021
3.2	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed December 2, 2024
4.1	Description of the Company's securities, incorporated by reference to Exhibit 4.1 to the Company's Form 10-K for the year ended July 3, 2021
10.1*	2010 Incentive Plan, as amended and restated October 23, 2014, incorporated by reference to Appendix A to the Company's 2014 Proxy Statement
10.2*	Form of Restricted Stock Unit Grant Notice and Agreement for awards under the 2010 Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the fiscal year ended June 28, 2024
10.3*	Key Tronic Corporation 2024 Incentive Plan, incorporated by reference to Exhibit 4.3 to the Registrant's Form S-8 filed on December 2, 2024
10.4*	Form of Restricted Stock Unit Grant Notice and Agreement for awards under the 2024 Incentive Plan, submitted herewith
10.5*	Description of Employment Contract of Craig D. Gates, incorporated by reference to the Company's 1998 Proxy Statement, pages 10 and 11
10.6*	Addenda to Employment Contract of Craig D. Gates, incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended January 1, 2000
10.7*	Addenda to Employment Contract of Craig D. Gates, incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the year ended June 29, 2002
10.8*	Amendment to Employment Contract of Craig D. Gates, dated August 23, 2011 incorporated by reference to Exhibit 10.40 to the Company's Form 10-K for the year ended July 2, 2011
10.9*	Amendment to Employment Contract of Craig D. Gates, dated May 10, 2012, incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2012
10.10*	Consulting Agreement of Craig D. Gates, dated June 20, 2024, incorporated by reference to Exhibit 10.8 to the Company's Form 10-K for the fiscal year ended June 29, 2024
10.11*	Employment Contract of Brett R. Larsen, dated April 22, 2010, including the Amendment to Employment Contract, dated August 23, 2011, and the Amendment to Employment Contract, dated May 11, 2012, incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended June 29, 2024
10.12*	Employment Contract of Anthony G. Voorhees, dated August 3, 2022, incorporated by reference to Exhibit 10.10 to the Company's Form 10-K for the fiscal year ended June 29, 2024

10.13*	Summary of Incentive Compensation Plan Performance Goals and Target Payments for Fiscal Year 2021 and Fiscal Years 2021 – 2023 Long Term Incentive Plan Performance Measures and Awards incorporated by reference to the Company's Form 8-K filed July 27, 2020
10.14*	Summary of Incentive Compensation Plan Performance Goals and Target Payments for Fiscal Year 2022 and Fiscal Years 2022 – 2024 Long Term Incentive Plan Performance Measures and Awards incorporated by reference to the Company's Form 8-K filed August 13, 2021
10.15*	Summary of Incentive Compensation Plan Performance Goals and Target Payments for Fiscal Year 2023 and Fiscal Years 2023 – 2025 Long Term Incentive Plan Performance Measures and Awards incorporated by reference to the Company's Form 8-K filed August 4, 2022
10.16*	Summary of Incentive Compensation Plan Performance Goals and Target Payments for Fiscal Year 2024 and Fiscal Years 2024 – 2026 Long Term Incentive Plan Performance Measures and Awards incorporated by reference to the Company's Form 8-K filed August 17, 2023
10.17*	Summary of Incentive Compensation Plan Performance Goals and Target Payments for Fiscal Year 2025 and Fiscal Years 2025-2027 Long Term Incentive Plan Performance Measures and Awards, incorporated by reference to the Company's Form 8-K filed on September 9, 2024
10.18*	Summary of Incentive Compensation Plan Performance Goals and Target Payments for Fiscal Year 2026 and Fiscal Years 2026-2028 Long Term Incentive Plan Performance Measures and Awards, incorporated by reference to the Company's Form 8-K filed on August 25, 2025.
10.19	Loan and Security Agreement, dated August 14, 2020, among the Company, Bank of America, N.A, and certain other parties, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed August 17, 2020
10.20	First Amendment to Loan and Security Agreement, dated November 10, 2020, among the Company, Bank of America, N.A, and certain other parties, incorporated by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended July 2, 2022
10.21	Second Amendment to Loan and Security Agreement, dated September 3, 2021, among the Company, Bank of America, N.A, and certain other parties, incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed September 10, 2021
10.22	Third Amendment to Loan and Security Agreement, dated August 26, 2022, among the Company, Bank of America, N.A, and certain other parties, incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the year ended July 2, 2022
10.23	Fourth Amendment to Loan, Guaranty and Security Agreement, dated March 29, 2024, among the Company, Bank of America, N.A., and certain other parties, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 13, 2024
10.24	Fifth Amendment to Loan, Guaranty and Security Agreement, dated September 27, 2024, among the Company, Bank of America, N.A., and certain other parties, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 1, 2024
10.25	Sixth Amendment to Loan, Guaranty and Security Agreement, dated October 9, 2024, among the Company, Bank of America, N.A., and certain other parties, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 10, 2024

10.26	Credit Agreement, dated December 3, 2024 among the Company, BMO Bank, N.A. and certain other parties, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 5, 2024
10.27	Term Loan Credit Agreement, dated December 3, 2024 among the Company, Callodine Commercial Finance, LLC and certain other parties incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 5, 2024.
10.28	First Amendment and Limited waiver to Term Loan Credit Agreement, dated May 13, 2025, among the Company, Callodine Commercial Finance LLC, and certain other parties, incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 29, 2025.
10.29	First Amendment and Limited waiver to Credit Agreement, dated May 13, 2025, among the Company, BMO Bank, N.A., and certain other parties, incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 29, 2025.
19.1	Key Tronic Corporation Insider Trading Policy, submitted herewith
21.1	Subsidiaries of Registrant, submitted herewith
23.1	Consent of Independent Registered Public Accounting Firm - Baker Tilly LLP, submitted herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, submitted herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, submitted herewith
32.1	Section 1350 Certification of Chief Executive Officer, submitted herewith
32.2	Section 1350 Certification of Chief Financial Officer, submitted herewith
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation, incorporated by reference to Exhibit 97.1 to the Company's Form 10-K for the fiscal year ended June 29, 2024
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document **
101.LAB	XBRL Taxonomy Extension Label Linkbase Document **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document **
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB and 101.PRE)

*   Management contract or compensatory plan or arrangement

**   Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities and Exchange Act of 1934, as amended and otherwise are not subject to liability under those sections.

Item 16:   FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2025

KEY TRONIC CORPORATION

By: <u>/s/ Brett R. Larsen</u>

Brett R. Larsen, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

<u>/s/ Brett R. Larsen</u>   <u>September 16, 2025</u>

Brett R. Larsen   Date

President and Chief Executive Officer
(Principal Executive Officer)

<u>/s/ Anthony G. Voorhees</u>   <u>September 16, 2025</u>

Anthony G. Voorhees   Date

Executive Vice President of Administration, Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

<u>/s/ Ronald F. Klawitter</u>   <u>September 16, 2025</u>

Ronald F. Klawitter, Director and Chairman of the Board   Date

<u>/s/ Craig D. Gates</u>   <u>September 16, 2025</u>

Craig D. Gates, Director   Date

<u>/s/ James R. Bean</u>   <u>September 16, 2025</u>

James R. Bean, Director   Date

<u>/s/ Subodh K. Kulkarni</u>   <u>September 16, 2025</u>

Subodh K. Kulkarni, Director   Date

<u>/s/ Yacov A. Shamash</u>   <u>September 16, 2025</u>

Yacov A. Shamash, Director   Date

<u>/s/ Cheryl Beranek</u>   <u>September 16, 2025</u>

Cheryl Beranek, Director   Date

CORPORATE DIRECTORY
+ SHAREHOLDER INFORMATION

DIRECTORS

Ronald F. Klawitter
Former Executive Vice President
of Administration, Chief Financial Officer
and Treasurer of Key Tronic Corporation

James R. Bean
Former General Manager Radar
Business Unit Sensata Technologies Inc.

Cheryl Beranek
President and Chief Executive Officer
Clearfield, Inc.

Craig D. Gates
Former President and Chief Executive
Officer of Key Tronic Corporation

Subodh K. Kulkarni
President and Chief Executive Officer
of Rigetti Computing, Inc.

Yacov A. Shamash
Professor of Electrical and Computer
Engineering at Stony Brook University

OFFICERS AND MANAGEMENT

Brett R. Larsen
President and Chief Executive
Officer

Adam Agress
Executive Vice President
of Business Development

Philip S. Hochberg
Executive Vice President of
Customer Relations and
Integration

David H. Knaggs
Executive Vice President of
Quality and Information
Systems

Duane D. Mackleit
Executive Vice President
of Operations

Chad T. Orebaugh
Executive Vice President of
Engineering

Anthony G. Voorhees
Executive Vice President of
Administration, Chief Financial
Officer and Treasurer

Mark R. Courtney
Vice President of Supply Chain

Alvaro Cuevas
Vice President of Manufacturing
Engineering and Estimation

Thomas E. Despres
Sr. Vice President of Southwest
Operations

keytronic.com

CORPORATE OFFICE

4424 N. Sullivan Road
Spokane Valley, WA 99216
509-928-8000

TRANSFER AGENT & REGISTRAR

For shareholder correspondence:

REGULAR MAIL:
Computershare
P.O Box 43006
Providence, RI 02940-3006

www.computershare.com/investor

OVERNIGHT:
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

SECURITIES

Key Tronic Corporation's common stock is traded on the NASDAQ
Stock Market and is listed on the NASDAQ Global Select Market
under the symbol KTCC. The closing price of the stock on June 28,
2025, was $2.73. As of June 28, 2025, the company had 532
shareholders of record.

The company's current credit agreement contains a covenant which
prohibits the declaration or payment of dividends. The company has
never paid a cash dividend and does not anticipate payment of
dividends on its common stock in the foreseeable future.

INVESTOR RELATIONS & 10-K REPORT

A copy of the Company's report on SEC Form 10-K and other
investor information may be obtained by contacting:

Key Tronic Corporation
509-927-5500
investorrelations@keytronic.com

